Exhibit 99.1

Consolidated Financial Statements

December 31, 2024 and 2023 and the three years ended December 31, 2024, 2023 and 2022 with report of Independent Registered Public Accounting Firm

1

Auditor Data Elements	Years ended December 31, 2024, December 31, 2023, and December 31, 2022.
Auditor Name	Ernst & Young Auditores Independentes S/S Ltda.
Auditor Location	São Paulo, Brazil
Auditor Firm ID	1448

2

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

StoneCo Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of StoneCo Ltd. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Impairment of Goodwill - Software cash generating unit

Description of the Matter

As discussed in note 11.4 to the consolidated financial statements, the Company recorded an impairment loss on goodwill related to the Software cash generating unit. Goodwill is tested for impairment annually and when events or changes in circumstances indicate that the carrying value of a reporting unit exceeds its value in use. If the carrying value of the reporting unit exceeds its value in use, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Management concluded that, the value in use of the Software cash generating unit was lower than its carrying amount resulting in an impairment loss of R$ 3,558,049 thousand.

3

Auditing the Company’s Software cash generating unit impairment test was complex and subjective due to the estimation required in determining the value in use of the Software cash generating unit utilizing a discounted cash flows model. The discounted cash flow model uses certain key assumptions in determining the value in use of a cash generating unit, including the pre-tax discount rate, the free cash flow to equity, the average annual growth rate and the perpetuity growth rate. The average annual growth rate was particularly sensitive to the impairment test calculation.

How We Addressed the matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment testing process for the Software cash generating unit. These procedures included, among others, controls over management’s review of the key assumptions used in the discounted cash flow model, including the review of the average annual growth rate, as well as the controls over the completeness and accuracy of the data used in the value in use determination.

To test management’s estimated value in use of the Software cash generating unit, we performed audit procedures that included, among others, involving our valuation specialists to assist in the assessment of the valuation methodology used by the Company, as well as to support the evaluation and testing of the key assumptions, including the average annual growth rate, the free cash flow to equity, perpetuity growth rate, pre-tax discount rate, and to support the testing of the completeness and accuracy of the underlying data used by the Company in its goodwill impairment test. With the support of valuation specialists, we also evaluated management’s assumptions to determine the average annual growth rate by comparing the current and past performance of the Software cash generating unit and the consistency with external market and industry (peer) data.

  We also assessed the adequacy of the Company’s related disclosures in note 11.4 to the consolidated financial statements with respect to the Software cash generating unit impairment test of goodwill.

/s/ Ernst & Young Auditores Independentes S/S Ltda.

We have served as the Company’s auditor since 2016.

São Paulo, Brazil

March 17, 2025

4

Consolidated Statement of Financial Position as of December 31, 2024 and 2023

Consolidated Statement of Financial Position As of December 31, 2024 and 2023 (In thousands of Brazilian Reais)

	Notes	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	5.2	5,227,654	2,176,416
Short-term investments	6.3	517,874	3,481,496
Financial assets from banking solutions	6.7	8,805,882	6,397,898
Accounts receivable from card issuers	6.4.1	29,231,820	23,895,512
Trade accounts receivable	6.5.1	390,575	459,947
Credit portfolio	6.6	891,718	209,957
Recoverable taxes	8	372,432	146,339
Derivative financial instruments	6.9	156,814	4,182
Other assets	7	370,255	380,854
		45,965,024	37,152,601
Non-current assets
Long-term investments	6.3	32,629	45,702
Accounts receivable from card issuers	6.4.1	116,245	81,597
Trade accounts receivable	6.5.1	25,528	28,533
Credit portfolio	6.6	171,401	40,790
Receivables from related parties	13.1	613	2,512
Deferred tax assets	9.4	871,640	664,492
Derivative financial instruments	6.9	103,374	—
Other assets	7	159,159	137,508
Investment in associates		75,751	83,010
Property and equipment	10.3	1,833,997	1,661,897
Intangible assets	11.3	5,458,102	8,794,919
		8,848,439	11,540,960

Total assets		54,813,463	48,693,561

Liabilities and equity
Current liabilities
Retail deposits	6.8.1	8,704,809	6,119,455
Accounts payable to clients	6.1.2.3.2	17,756,720	19,163,672
Trade accounts payable		672,184	513,877
Institutional deposits and marketable debt securities	6.8.2	3,065,999	475,319
Other debt instruments	6.8.3	1,903,840	1,404,678
Labor and social security liabilities	20.5	578,345	515,749
Taxes payable	12	560,250	514,299
Derivative financial instruments	6.9	10,593	4,558
Other liabilities		281,073	119,526
		33,533,813	28,831,133
Non-current liabilities
Accounts payable to clients	6.1.2.3.2	50,674	35,455
Institutional deposits and marketable debt securities	6.8.2	5,429,963	3,495,759
Other debt instruments	6.8.3	2,496,139	143,456
Derivative financial instruments	6.9	281,177	311,613
Deferred tax liabilities	9.4	680,672	546,514
Provision for contingencies	14.3	237,406	208,866
Labor and social security liabilities	20.5	39,515	34,301
Other liabilities		236,822	410,504
		9,452,368	5,186,468
Total liabilities		42,986,181	34,017,601

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position As of December 31, 2024 and 2023 (In thousands of Brazilian Reais)

	Notes	December 31, 2024	December 31, 2023
Equity	15
Issued capital	15.1	76	76
Capital reserve	15.2	14,215,212	14,056,484
Treasury shares	15.3	(1,805,896)	(282,709)
Other comprehensive income	15.5	(287,048)	(320,449)
Retained earnings (accumulated losses)		(346,360)	1,168,862
Equity attributable to controlling shareholders		11,775,984	14,622,264
Non-controlling interests		51,298	53,696
Total equity		11,827,282	14,675,960

Total liabilities and equity		54,813,463	48,693,561
			(concluded)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement as of Profit or Loss for the years ended as of December 31, 2024, 2023 and 2022

Consolidated Statement of Profit or Loss For the years ended December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2024	2023	2022

Net revenue from transaction activities and other services	17.3	3,216,018	3,309,765	2,617,407
Net revenue from subscription services and equipment rental	17.3	1,846,931	1,824,956	1,760,915
Financial income	17.3	7,676,204	6,229,303	4,638,022
Other financial income	17.3	518,301	690,979	572,601
Total revenue and income		13,257,454	12,055,003	9,588,945

Cost of services	18	(3,389,127)	(2,982,758)	(2,669,752)
Administrative expenses	18	(1,130,499)	(1,188,869)	(1,121,357)
Selling expenses	18	(2,105,475)	(1,698,275)	(1,511,241)
Financial expenses, net	19	(3,693,606)	(3,999,465)	(3,514,739)
Mark-to-market on equity securities designated at FVPL		—	30,574	(853,056)
Software business goodwill impairment loss	11.4	(3,558,049)	—	—
Other income (expenses), net	18	(398,726)	(241,213)	(302,501)
Total expenses		(14,275,482)	(10,080,006)	(9,972,646)

Gain (loss) on investment in associates		399	(4,179)	(3,589)
Profit (loss) before income taxes		(1,017,629)	1,970,818	(387,290)

Current income tax and social contribution	9.3	(527,919)	(345,813)	(292,172)
Deferred income tax and social contribution	9.3	38,498	(24,585)	153,066
Net income (loss) for the year		(1,507,050)	1,600,420	(526,396)

Net income (loss) attributable to:
Controlling shareholders		(1,515,222)	1,592,065	(519,417)
Non-controlling interests		8,172	8,355	(6,979)
		(1,507,050)	1,600,420	(526,396)

Earnings (loss) per share
Basic earnings (loss) per share for the year attributable to controlling shareholders (in Brazilian Reais)	16	(5.02)	5.09	(1.67)
Diluted earnings (loss) per share for the year attributable to controlling shareholders (in Brazilian Reais)	16	(5.02)	4.74	(1.67)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement as of Other Comprehensive Income (loss) for the years ended as of December 31, 2024, 2023 and 2022

Consolidated Statement of Other Comprehensive Income (Loss) For the years ended December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais)

	Notes	2024	2023	2022

Net income (loss) for the year		(1,507,050)	1,600,420	(526,396)

Other comprehensive income (“OCI”)

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:

Changes in the fair value of accounts receivable from card issuers	22.1.1	(117,097)	98,283	(253,181)
Tax on changes in the fair value of accounts receivable from card issuers at fair value		39,873	(33,414)	86,081
Exchange differences on translation of foreign operations		1,749	(24,073)	(30,544)
Changes in the fair value of cash flow hedge		71,657	64,146	(207,222)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:

Net monetary position in hyperinflationary economies		(657)	4,316	5,384
Gain on sale of equity instruments designated at fair value through other comprehensive income	6.3(b)	35,647	—	—
Changes in the fair value of equity instruments designated at fair value	6.3 (b) / 22.1.1	1,623	1,912	(6,971)

Other comprehensive income (loss) that were reclassified to profit or loss in subsequent periods:

Accumulated exchange differences on disposal of foreign operation		—	257	5,383
Other comprehensive income (loss) for the year, net of tax		32,795	111,427	(401,070)

Total comprehensive income (loss) for the year, net of tax		(1,474,255)	1,711,847	(927,466)

Total comprehensive income (loss) attributable to:
Controlling shareholders		(1,481,821)	1,704,317	(916,326)
Non-controlling interests		7,566	7,530	(11,140)
Total comprehensive income (loss) for the year, net of tax		(1,474,255)	1,711,847	(927,466)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity for the years ended as of December 31, 2024, 2023 and 2022 tement as of Other Comprehensive Income (loss) for the years ended as of December 31, 2024, 2023 and 2022

Consolidated Statement of Changes in Equity For the years ended December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais)

		Attributable to controlling shareholders
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Retained earnings (accumulate d losses)	Total	Non-controlling interest	Total

Balance as of December 31, 2021		76	13,825,325	299,701	61,127	354,979	14,541,132	(1,065,184)	(35,792)	96,214	13,536,446	90,774	13,627,220
Loss for the year		—	—	—	—	—	—	—	—	(519,417)	(519,417)	(6,979)	(526,396)
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	(396,909)	—	(396,909)	(4,161)	(401,070)
Total comprehensive income		—	—	—	—	—	—	—	(396,909)	(519,417)	(916,326)	(11,140)	(927,466)
Transaction costs from subsidiaries		—	—	—	—	—	—	—	—	—	—	(60)	(60)
Equity transaction related to put options over non-controlling interest		—	—	—	—	(78,289)	(78,289)	—	—	—	(78,289)	3,849	(74,440)
Share-based payments		—	—	—	—	189,003	189,003	—	—	—	189,003	47	189,050
Shares delivered under share-based payment arrangements		—	—	(34,315)	—	(88,264)	(122,579)	122,579	—	—	—	—	—
Treasury shares - Delivered on business combination and sold		—	—	(703,656)	—	—	(703,656)	873,520	—	—	169,864	—	169,864
Equity transaction with non-controlling interests		—	—	(6,792)	—	—	(6,792)	—	—	—	(6,792)	(23,757)	(30,549)
Dividends paid		—	—	—	—	—	—	—	—	—	—	(3,601)	(3,601)
Others		—	—	—	—	—	—	—	—	—	—	6	6
Balance as of December 31, 2022		76	13,825,325	(445,062)	61,127	377,429	13,818,819	(69,085)	(432,701)	(423,203)	12,893,906	56,118	12,950,024
Net income for the year		—	—	—	—	—	—	—	—	1,592,065	1,592,065	8,355	1,600,420
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	112,252	—	112,252	(825)	111,427
Total comprehensive income		—	—	—	—	—	—	—	112,252	1,592,065	1,704,317	7,530	1,711,847
Equity transaction related to put options over non-controlling interest		—	—	—	—	89,475	89,475	—	—	—	89,475	(3,904)	85,571
Repurchase of shares	15.3	—	—	—	—	—	—	(292,745)	—	—	(292,745)	—	(292,745)
Share-based payments		—	—	(25,851)	—	226,713	200,862	25,851	—	—	226,713	(114)	226,599
Shares delivered under share-based payment arrangements		—	—	(47,591)	—	(4,873)	(52,464)	53,270	—	—	806	—	806
Equity transaction with non-controlling interests		—	—	—	—	—	—	—	—	—	—	49	49
Dividends paid		—	—	—	—	—	—	—	—	—	—	(5,983)	(5,983)
Others		—	—	—	—	(208)	(208)	—	—	—	(208)	—	(208)
Balance as of December 31, 2023		76	13,825,325	(518,504)	61,127	688,536	14,056,484	(282,709)	(320,449)	1,168,862	14,622,264	53,696	14,675,960
Loss for the year		—	—	—	—	—	—	—	—	(1,515,222)	(1,515,222)	8,172	(1,507,050)
Other comprehensive income (loss) for the year		—	—	—	—	—	—		33,401	—	33,401	(606)	32,795
Total comprehensive income		—	—	—	—	—	—	—	33,401	(1,515,222)	(1,481,821)	7,566	(1,474,255)
Repurchase of shares	15.3	—	—	—	—	—	—	(1,587,332)	—	—	(1,587,332)	—	(1,587,332)
Equity transaction related to put options over non-controlling interest		—	—	—	—	26,911	26,911	—	—	—	26,911	1,028	27,939
Share-based payments		—	—	—	—	194,729	194,729	—	—	—	194,729	—	194,729
Shares delivered under share-based payment arrangements		—	—	(62,912)	—	—	(62,912)	64,145	—	—	1,233	—	1,233
Dividends paid		—	—	—	—	—	—	—	—	—	—	(10,454)	(10,454)
Others		—	—	—	—	—	—	—	—	—	—	(538)	(538)
Balance as of December 31, 2024		76	13,825,325	(581,416)	61,127	910,176	14,215,212	(1,805,896)	(287,048)	(346,360)	11,775,984	51,298	11,827,282

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows for the years ended as of December 31, 2024, 2023 and 2022

Consolidated Statement of Cash Flows For the years ended December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais)

	Notes	2024	2023	2022
Operating activities
Net income (loss) for the year		(1,507,050)	1,600,420	(526,396)
Adjustments to reconcile net income (loss) for the year to net cash flows:
Depreciation and amortization	10.4	949,394	878,181	800,326
Deferred income tax and social contribution	9.3	(38,498)	24,585	(153,066)
Loss on investment in associates		(399)	4,179	3,589
Accrued interest, monetary and exchange variations, net		174,079	(195,419)	(382,707)
Provision for contingencies	14.3	61,226	5,825	18,849
Share-based payments expense	20.3	232,672	251,239	213,076
Allowance for expected credit losses	6.4.2/ 6.5.2/6.6.4	143,451	160,195	88,572
Loss on disposal of property, equipment and intangible assets	22.2.5	29,365	66,200	25,347
Software business goodwill impairment loss	11.4	3,558,049	—	—
Effect of applying hyperinflation accounting		(184)	3,652	3,852
Loss on sale of subsidiary		58,244	10,926	20,308
Fair value adjustment in financial instruments at FVPL	22.2.1	(441,478)	96,563	1,179,547
Fair value adjustment in derivatives		485,977	20,320	90,821
Remeasurement of previously held interest on business combination	23.3.3.1	(7,406)	—	—
Others		—	1,168	—
Working capital adjustments:
Accounts receivable from card issuers		(2,981,844)	32,304	740,190
Receivables from related parties		27,974	20,343	12,912
Recoverable taxes		(244)	138,987	261,867
Prepaid expenses		54,498	41,310	152,966
Trade accounts receivable, banking solutions and other assets		810,748	205,105	707,521
Credit portfolio		(670,780)	(312,808)	—
Accounts payable to clients		(8,507,343)	(3,382,075)	(3,633,937)
Taxes payable		(6,259)	169,827	137,825
Labor and social security liabilities		29,991	19,284	171,293
Payment of contingencies	14.3	(58,939)	(34,012)	(9,799)
Trade accounts payable and other liabilities		361,680	(80,024)	323,619
Interest paid		(782,437)	(749,366)	(430,398)
Interest income received, net of costs	22.2.2	4,578,276	2,766,933	2,058,650
Income tax paid		(174,145)	(116,134)	(191,142)
Net cash provided by (used in) operating activities		(3,621,382)	1,647,708	1,683,685

Investing activities
Purchases and construction of property and equipment	22.2.3	(764,482)	(736,244)	(417,733)
Purchases and development of intangible assets	22.2.4	(507,278)	(474,053)	(305,512)
Acquisition of subsidiary, net of cash acquired		(9,054)	—	(69,837)
Sale of subsidiary, net of cash disposed		(4,204)	—	(4,325)
Proceeds from (acquisition of) short-term investments, net		2,994,587	181,611	(1,222,364)
Acquisition of equity securities		—	—	(15,000)
Proceeds from disposal of long-term investments – equity securities		57,540	220,520	183,518
Proceeds from the disposal of non-current assets	22.2.5	1,746	536	27,008
Payment for interest in subsidiaries acquired		(181,365)	(37,806)	(46,897)
Net cash provided by (used in) investing activities		1,587,490	(845,436)	(1,871,142)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statement of Cash Flows For the years ended December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais)

Notes	2024	2023	2022
Financing activities
Proceeds from institutional deposits and marketable debt securities	6.8.3	6,585,937	1,608,162	—
Payment of institutional deposits and marketable debt securities	6.8.3	(2,713,574)	(75,004)	(404,317)
Proceeds from other debt instruments, except lease	6.8.3	5,997,721	4,138,209	3,499,986
Payment to other debt instruments, except lease		(3,049,824)	(5,447,180)	(5,855,452)
Payment of principal portion of leases liabilities	6.8.3	(68,971)	(72,815)	(99,829)
Payment of derivative financial instruments designated for hedge accounting		(112,771)	—	—
Repurchase of own shares	15.3	(1,587,332)	(292,745)	—
Sale of own shares		—	—	53,406
Acquisition of non-controlling interests		(146)	(1,440)	(325)
Dividends paid to non-controlling interests		(10,454)	(5,983)	(3,601)
Net cash provided by (used in) financing activities		5,040,586	(148,796)	(2,810,132)

Effect of foreign exchange on cash and cash equivalents		44,544	10,336	14,548
Change in cash and cash equivalents		3,051,238	663,812	(2,983,041)

Cash and cash equivalents at beginning of year	5.2	2,176,416	1,512,604	4,495,645
Cash and cash equivalents at end of year	5.2	5,227,654	2,176,416	1,512,604
Change in cash and cash equivalents		3,051,238	663,812	(2,983,041)
				(concluded)

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements Years ended December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (“StoneCo” or the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman E9, KY1-1002.

HR Holdings LLC owns 34.12% of the Company's voting shares. HR Holding LLC's ultimate parent is the VCK Investment Fund Limited SAC A, an investment fund owned by the co-founder of the Company, Mr. Andre Street.

The Company’s shares are publicly traded on Nasdaq under the ticker symbol STNE and its Brazilian Depositary Receipts (“BDRs”) representing the underlying Company’s shares are traded on the Brazilian stock exchange (B3) under the ticker symbol STOC31. In December 2024, the Company decided to discontinue the sponsored BDR program and initiated the procedures to cancel such program. The BDRs under the Sponsored BDR program ceased to be traded on the Brazilian stock exchange on March 14, 2025.

The Company and its subsidiaries (collectively, the “Group”) provide financial services and software solutions to clients across in-store, mobile and online device platforms helping them to better manage their businesses by increasing the productivity of their sales initiatives.

The consolidated financial statements of the Group were approved for issue by the Audit Committee on March 17, 2025.

1.1.       Reclassification of items included on financial liabilities

Considering that the Group is diversifying its sources of funding in the different markets (retail, banking, capital markets, institutional and other) in these financial statements a revised classification of deposits and debt instruments has been adopted. The comparative balances as of December 31, 2023 have been retroactively reclassified following the new criteria.

The table below presents the effects of reclassified items on Statement of financial position as of December 31, 2023:

Previous items	December 31, 2023 (before reclassification)	Reclassification	Current items	December 31, 2023 (after reclassification)

Liabilities
Current liabilities
Borrowing and financing	1,374,766	(899,447)	Institutional deposits and marketable debts securities	475,319
Obligations to FIDC quotas holders	505,231	899,447	Other debt instruments	1,404,678
Total current liabilities	1,879,997	—		1,879,997

Non-current liabilities
Borrowing and financing	3,639,215	(143,456)	Institutional deposits and marketable debts securities	3,495,759
Obligations to FIDC quotas holders	-	143,456	Other debt instruments	143,456
Total non-current liabilities	3,639,215	—		3,639,215

The tables below presents the effects of reclassified items on Statement of cash flows in 2023 and 2022:

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Previous items	2023 (before reclassification)	Reclassification	Current items	2023 (after reclassification)

Financing activities
Proceeds from borrowings	5,181,619	(3,573,457)	Proceeds from institutional deposits and marketable debt securities	1,608,162
Payment of borrowings	(4,489,681)	4,414,677	Payment of institutional deposits and marketable debt securities	(75,004)
Proceeds from FIDC quota holders	564,752	3,573,457	Proceeds from other debt instruments, except lease	4,138,209
Payment to FIDC quota holders	(1,032,503)	(4,414,677)	Payment to other debt instruments, except lease	(5,447,180)
	224,187	—		224,187

Previous items	2022 (before reclassification)	Reclassification	Current items	2022 (after reclassification)

Financing activities
Proceeds from borrowings	3,499,986	(3,499,986)	Proceeds from institutional deposits and marketable debt securities	—
Payment of borrowings	(5,009,769)	4,605,452	Payment of institutional deposits and marketable debt securities	(404,317)
Proceeds from FIDC quota holders	—	3,499,986	Proceeds from other debt instruments, except lease	3,499,986
Payment to FIDC quota holders	(1,250,000)	(4,605,452)	Payment to other debt instruments, except lease	(5,855,452)
	(2,759,783)	—		(2,759,783)

2.	General accounting policies

The accounting policies are presented in the corresponding notes throughout the financial statements. The general accounting policies, unrelated to specific notes, are presented as follows.

2.1. Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, other than some Short and Long-term investments, Accounts receivable from card issuers, Derivative financial instruments, Other liabilities related to contingent consideration and, upon initial recognition, Provision for contingencies of entities acquired on business combinations. The consolidated financial statements are presented in Brazilian Real/Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

2.2. Foreign currency translation

2.2.1. Financial statements in foreign currencies

The Group’s consolidated financial statements are presented in Brazilian Reais, which is the Company’s functional currency.

The Group determines the functional currency for each entity within the Group. The Company’s subsidiaries functional currency is the Brazilian Real, except for the Napse Group for which the functional currency of the different entities are U.S. Dollar, Argentinian Peso, Chilean Peso, Mexican Peso, Nuevo Sol and Uruguayan Peso.

For those entities that use a functional currency other than the Brazilian Real, their financial statements are translated into Brazilian Reais using (i) the exchange rates at the reporting date for assets and liabilities, (ii) average monthly exchange rates for profit or loss, and (iii) the exchange rate at the transaction date for equity transactions. For these entities, exchange gains and losses arising from the translation process are recorded in Other comprehensive income (loss) ("OCI") in “Exchange differences on translation of foreign operations”.

2.2.2. Transactions in foreign currencies

Transactions in foreign currencies are initially recorded by the Group’s entities in their functional currency at the spot exchange rate at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated into each functional currency using the exchange rates prevailing at the reporting date. Exchange gains and losses arising from the settlement of transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognized in the statement of profit or loss. These mostly arise from transactions carried out by clients with credit and debit cards issued by foreign card issuers, from the translation of the Group’s financial instruments denominated in foreign currencies and, to a lesser extent, from purchase of products and services denominated in foreign currencies.

2.3. Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of specific assets or the arrangement transfers a right to use the asset, such arrangements are defined as leases.

2.3.1. The Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets for which the Group opts for recognition exemption. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

2.3.1.1. Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. The estimated useful lives for the right-of-use assets are as follows:

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Estimated useful lives (years)

Offices	1-10
Vehicles	1-3
Equipment	1-10
Software	1-3

If ownership of the leased asset is transferred to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

2.3.1.2. Lease liabilities

At the commencement date of the lease, the Group recognizes under “Other debt instruments” lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments are recognized as an expense in the same period the event or condition that triggered the payment occurred.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the lease liability balance is increased to reflect the accretion of interest and reduced when lease payments are made. The carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

2.3.1.3.  Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of offices, software, vehicles and other equipment (being contracts with a lease term of 12 months or less from the commencement date which do not contain a purchase option). It also applies the low-value assets recognition exemption to leases of office equipment that are considered of low value (below five thousand of U.S. Dollar). Lease payments of short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

2.3.2. The Group as a lessor

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

The Group has cancellable month-to-month lease contracts of Pin Pads & Point of Sale (“POS”) to third parties (clients). The leased assets are included in “Property and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives on a straight-line basis. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in “Net revenue from subscription services and equipment rental” in the consolidated statement of profit or loss.

2.4. Current and non-current classification

The Group presents assets and liabilities in the statement of financial position based on a current / non-current classification.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

An asset is current when it is:

•	expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	held primarily for the purpose of trading;

•	expected to be realized within twelve months after the reporting period; or

•	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

•	expected to be settled in the normal operating cycle;

•	held primarily for the purpose of trading;

•	due to be settled within twelve months after the reporting period; or

•	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.5. Financial reporting in hyperinflationary economies

As the accumulated inflation rate in Argentina had exceeded 100% over the past three years, the Group adopted IAS 29- Financial Reporting in Hyperinflationary Economies for the Argentine subsidiary Napse S.R.L.

Non-monetary assets and liabilities, shareholders’ equity and amounts in the statement of profit or loss of entities that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, based on a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the statement of financial position date.

2.6. Climate related matters

The Group acknowledges the presence and importance of climate risk and seeks to integrate it as part of the other managed risks. By the nature of its activities, the Group is mainly affected by physical and transition risks indirectly, as a result of the effects of those risks on its customers. Within this context, the Group has the objective of developing its capabilities for identifying, assessing, measuring, monitoring, reporting, and mitigating the potential effects resulting from social, environmental, and climate risks associated with its prioritized products, services, activities, and processes, based on the principles of relevance and proportionality.

The Group's current view is that its business model and its main products are not likely to have a significant impact from the transition to a low-carbon economy. Climate-related matters however may increase the uncertainty in selected estimates and assumptions underpinning some items in the financial statements. Even though climate-related risks might not currently have a significant impact on measurement, the Group is closely monitoring relevant changes and developments, such as new climate-related legislation.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Financial assets may be indirectly impacted by climate-related matters, principally the credit portfolio. Cash flows from customers whose businesses are affected by transition risks and extreme weather events and other physical climate risks may be impacted. However, this risk is mitigated by the diverse and broad base of customers operating in across numerous industries and in different geographical regions in Brazil, and the relative short-term duration of the loans. Extreme weather events might more significantly affect specific cities or geographical areas.

2.7. New standards and amendments to standards and interpretations adopted

The following amendments and interpretations were applicable as from January 1, 2024:

•	Amendments to IAS 1 - Presentation of Financial Statements: The amendments to IAS 1 were made to clarify when to consider contractual conditions (covenants) that may affect the unconditional right to defer the settlement of the liabilities for at least 12 months after the reporting period and includes disclosure requirements for liabilities with covenants classified as non-current.

•	IAS 7 - Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: The amendments clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

•	Amendments to IFRS 16 - Leases: The amendments in IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

These amendments had no significant impact on the consolidated financial statements of the Group.

2.8. New standards and amendments to standards and interpretations not yet adopted

The new and amended standards and interpretations that are issued, but not yet effective as of December 31, 2024 are presented below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

2.8.1. Amendments to IAS 21: Lack of exchangeability

On August 15, 2023, the IASB issued Lack of Exchangeability which amended IAS 21 - The Effects of Changes in Foreign Exchange Rates (“the amendments”). The amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The amendments require the entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency.

The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Group is assessing if the amendments will affect the Group’s consolidated financial statements.

2.8.2. IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 - Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly defined management-defined performance measures (“MPMs”), certain profit or loss performance measure, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (“PFS”) and the notes.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

In addition, narrow-scope amendments have been made to IAS 7 - Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the options around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Group is currently reviewing the standard to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

2.8.3. IFRS 19 - Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS Accounting Standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS Accounting Standards.

IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted.

The Group is not eligible to apply IFRS 19 as it has public accountability.

2.8.4. IFRS 9 - Financial instruments

On 30 May 2024, the International Accounting Standards Board (the IASB or the Board) issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures (the Amendments). The Amendments provide additional guidance and clarity on the following specific matters: date of recognition and write-off of financial instruments and significant characteristics in the assessment of the cash flows of financial instruments for classification and measurement. In addition, disclosures relating to equity instruments designated at fair value are enhanced through other comprehensive income and financial instruments linked to contingent events.

These amendments are effective for years starting on January 1st, 2026, early adoption being permitted, with retrospective application. The Group is assessing if the amendments will affect the Group’s consolidated financial statements.

2.9. Pillar 2 in Brazil

In October 2024, Provisional Measure (“MP”) n° 1,262/2024 was published as part of the Brazilian government proposal for a partial adoption of the Pillar 2 rules. It imposes a corporate tax surcharge (Additional CSLL) intended to function as Brazil’s QDMTT (Qualified Domestic Minimum Top-up Tax) starting January 1, 2025.

Under the rule, multinational companies with a minimum annual revenue of €750 million must apply a minimum effective tax rate of 15% on adjusted income measured following Pillar 2 rules. Based on the analysis of Group’s consolidated financial statements for the last three years, the Group understand that it meets such revenue threshold.

Additional CSLL will be applied to excess profits computed following Brazilian accounting rules and adjustments consistent with the Pillar 2 global rules. Only profit of the Brazilian entities will be considered to determine QDMTT, therefore does not affect entities of the Group in other jurisdictions. The Group does not expect any additional tax from this partial adoption of the Pillar 2 rules.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The text of the MP was included in law bill that was subsequently approved by Congress and sanctioned by the President into Law 15,079/2024 adapting Brazilian tax legislation to the Global Anti-Base Erosion Rules ("GloBE Rules") of the Organization for Economic Cooperation and Development (“OECD”).

3.	Significant judgments, estimates and assumptions

The preparation of the financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

The judgements, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is to mitigate the risk of material differences between estimated and actual results in the future.

Significant assumptions about sources of uncertainty in future estimates and other significant sources at the reporting date are presented in each of the notes along the financial statements.

4.	Group information

4.1. Subsidiaries

4.1.1. Accounting policy

4.1.1.1. Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Group:

•	has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement(s) with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group obtains control until the date the Group ceases to control the subsidiary.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction, in “Transactions among shareholders” in equity.

4.1.1.2.       Consolidation of structured entities

Usually, the control of an investee is determined by voting or similar rights of the investor. In some cases, voting or similar rights is not the decisive factor to characterize control. An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity is denominated as a structured entity. Frequently, the relevant activities of structured entities are directed by means of contractual arrangements. In such cases, an investor’s consideration of the purpose and design of the investee shall also include consideration of the risks to which the investee was designed to be exposed, the risks it was designed to pass on to the parties involved with the investee and whether the investor is exposed to some or all of those risks.

Based on the contractual terms, the Group identified that certain investments meet the definition of a structured entity under IFRS 12 – Disclosure of Interests in Other Entities.

The Group considers the entities listed below to be structured entities that are controlled by the Group. The participation of the Group in each of them is stated as follows:

	Outstanding quotas as of December 31, 2024	Outstanding quotas as of December 31, 2023

ACR FAST Fundo de Investimento em Direitos Creditórios ("FIDC ACR FAST")	100% of subordinated quotas representing approximately 4% of total (subordinated and senior) quotas	100% of subordinated quotas representing approximately 3% of total (subordinated and senior) quotas
ACR I Fundo de Investimento em Direitos Creditórios ("FIDC ACR I")	100% of subordinated quotas representing approximately 7% of total (subordinated and senior) quotas	100% of subordinated quotas representing all outstanding quotas
SOMA III Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA III")	100% of subordinated quotas and 100% of mezzanine quotas representing all outstanding quotas	100% of subordinated quotas representing all outstanding quotas
Stone Fundo de Investimento Multimercado Crédito Privado ("STONE FIM CP")	100% of subordinated quotas representing all outstanding quotas	—
StoneCo Exclusivo Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado ("FIC FIM STONECO")	100% of subordinated quotas representing all outstanding quotas
Tapso Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO")	100% of subordinated quotas and 100% of mezzanine quotas representing all outstanding quotas	100% of subordinated quotas and 100% of mezzanine quotas representing approximately 99% of total (subordinated, mezzanine and senior) quotas
Tapso II Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO II") (a)	—	100% of subordinated quotas representing all outstanding quotas
SOMA I Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA") (a)	—	100% of subordinated quotas representing all outstanding quotas
ACR III Fundo de Investimento em Direitos Creditórios ("FIDC ACR III") (a)	—	100% of subordinated quotas representing all outstanding quotas
ACR V Fundo de Investimento em Direitos Creditórios ("FIDC ACR V") (a)	—	100% of subordinated quotas representing all outstanding quotas
ACR VI Fundo de Investimento em Direitos Creditórios ("FIDC ACR VI") (a)	—	100% of subordinated quotas representing all outstanding quotas

(a)	During 2024, these structured entities were closed.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The bylaws of these structured entities were established at their inception to grant significant decision-making authority over these entities. As sole holders of the subordinated quotas, the Group is entitled to the full residual value of the entities, if any, and thus the Group has the rights to their variable returns.

In accordance with IFRS 10, the Group concluded it controls all structured entities listed above, therefore, they are consolidated in the Group’s financial statements. FIDCs senior and mezzanine quotas held by third parties, when applicable, are accounted for as a financial liability under “Other debt instruments and Institutional deposits and marketable debt securities” and the remuneration paid to senior and mezzanine quota holders is recorded as an interest expense (Note 6.8).

4.1.2. Subsidiaries of the Group

The consolidated financial statements of the Group include the following subsidiaries and structured entities:

		% of Group's equity interest
Entity name	Main activities	December 31, 2024	December 31, 2023

Stone Instituição de Pagamento S.A. (“Stone IP”)	Merchant acquiring	100.00	100.00
MNLT S.A. (“MNLT”)	Merchant acquiring	100.00	100.00
Pagar.me Instituição de Pagamento S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
Linx Pay Meios de Pagamento Ltda. (“Linx Pay”)	Merchant acquiring	100.00	100.00
Stone Cartões Instituição de Pagamento S.A. (“Stone Cartões”)	Financial services	100.00	100.00
Stone Sociedade de Crédito, Financiamento e Investimento S.A. ("Stone SCFI") (a)	Financial services	100.00	—
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
TAG Tecnologia para o Sistema Financeiro S.A. ("TAG")	Financial assets register	100.00	100.00
MLabs Software S.A. (“MLabs”)	Technology services	51.50	51.50
Questor Sistemas S.A. (“Questor”)	Technology services	50.00	50.00
Sponte Educação Ltda. ("Sponte Educação") (a)	Technology services	100.00	—
SimplesVet Tecnologia S.A. (“SimplesVet”)	Technology services	50.00	50.00
VHSYS Sistema de Gestão S.A. (“VHSYS”)	Technology services	50.00	50.00
Trinks Serviços de Internet S.A. (“Trinks”) (b)	Technology services	100.00	19.90
Linx S.A. (“Linx”)	Technology services	100.00	100.00
Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”)	Technology services	100.00	100.00
Linx Telecomunicações Ltda. ("Linx Telecom")	Technology services	100.00	100.00
Linx Automotivo Ltda. ("Linx Auto") (a)	Technology services	100.00	—
Linx Impulse Ltda. ("Linx Impulse") (a)	Technology services	100.00	—
Linx Saúde Ltda. ("Linx Saúde") (a)	Technology services	100.00	—
Linx Commerce Ltda. ("Linx Commerce") (a)	Technology services	100.00	—
Linx People Ltda. ("Linx People") (a)	Technology services	100.00	—
Linx Enterprise Ltda. ("Linx Enterprise") (a)	Technology services	100.00	—
Napse S.R.L. (“Napse Group”)	Technology services	100.00	100.00
Napse Uruguay SAS (“Napse Group”)	Technology services	100.00	100.00
Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada (“Napse Group”)	Technology services	100.00	100.00
Napse IT Peru S.R.L. (“Napse Group”)	Technology services	100.00	100.00
Synthesis Holding LLC (“Napse Group”)	Technology services	100.00	100.00
Synthesis US LLC (“Napse Group”)	Technology services	100.00	100.00
Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

% of Group's equity interest
Entity name	Main activities	December 31, 2024	December 31, 2023
Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00
Hiper Software S.A. ("Hiper")	Technology services	100.00	100.00
Reclame Aqui LLC (“Reclame Aqui Group”)	Technology services	50.00	50.00
Obvio Brasil Software e Serviços S.A. (“Reclame Aqui Group”)	Technology services	50.00	50.00
O Mediador Tecnologia da Informação S/S Ltda. (“Reclame Aqui Group”)	Technology services	50.00	50.00
Reclame Aqui Marcas e Serviços Ltda. (“Reclame Aqui Group”)	Technology services	50.00	50.00
STEF S.A ("Stef")	Technology services	100.00	100.00
Hubcount Tecnologia S.A. (“Hubcount”) (c)	Technology services	75.60	75.60
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Processing card transactions	100.00	100.00
Buy4 Sub LLC ("Buy4 LLC")	Cloud store card transactions	100.00	100.00
Vitta Corretora de Seguros Ltda. (“Vitta Group”)	Insurance services	100.00	100.00
Vitta Tecnologia em Saúde S.A. (“Vitta Group”)	Health services	100.00	100.00
Vitta Serviços em Saúde Ltda. (“Vitta Group”)	Health services	100.00	100.00
Vitta Saúde Administradora de Benefícios Ltda. (“Vitta Group”)	Health services	100.00	100.00
StoneCo Pagamentos UK Ltd. ("StoneCo UK") (d)	Service provider	—	100.00
Stone Logística Ltda. ("Stone Log")	Logistic services	100.00	100.00
Stone Franchising Ltda. ("Franchising")	Franchising management	100.00	100.00
Ametista Serviços Digitais Ltda. (“PinPag”) (e)	Electronic fund transfer	—	100.00
Esmeralda Serviços Digitais Ltda. (“PinPag”) (e)	Electronic fund transfer	—	100.00
Diamante Serviços Digitais Ltda. (“PinPag”) (e)	Electronic fund transfer	—	100.00
Safira Serviços Digitais Ltda. (“PinPag”) (e)	Electronic fund transfer	—	100.00
FIDC TAPSO	Investment fund	100.00	100.00
FIDC TAPSO II (f)	Investment fund	—	100.00
FIDC SOMA (g)	Investment fund	—	100.00
FIDC SOMA III	Investment fund	100.00	100.00
FIDC ACR I	Investment fund	100.00	100.00
FIDC ACR III (f)	Investment fund	—	100.00
FIDC ACR V (f)	Investment fund	—	100.00
FIDC ACR VI (g)	Investment fund	—	100.00
STONE FIM CP (h)	Investment fund	100.00	—
FIC FIM STONECO	Investment fund	100.00	100.00
FIDC ACR FAST	Investment fund	100.00	100.00
MPB Capital LLC ("MPB")	Investment company	100.00	100.00
DLP Capital LLC ("DLP Cap")	Holding company	100.00	100.00
DLPPar Participações S.A. (“DLPPar”)	Holding company	100.00	100.00
Reclame Aqui Holding Ltd ("Reclame Aqui Group")	Holding company	50.00	50.00
STNE Participações S.A. ("STNE Par")	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A. ("STNE ParTec")	Holding company	100.00	100.00
VittaPar LLC (“Vitta Group”)	Holding company	100.00	100.00
Stone Holding Instituições S.A. ("Stone Holding")	Holding company	100.00	100.00
STNE Investimentos S.A. ("STNE Invest")	Holding company	100.00	100.00
Equals Software S.A. ("Equals Software")	Holding company	100.00	100.00
Stone Seguros S.A. (“Stone Seguros”)	Holding company	100.00	100.00

(a)	In the first quarter of 2024, the Group incorporated the companies Stone SCFI, Sponte Educação, Linx Auto and Linx Impulse, all of which are wholly owned by the Group. In the second quarter of 2024, the Group incorporated the companies Linx Saúde, Linx Commerce, Linx People and Linx Enterprise all of which are wholly owned by the Group.

(b)	In May 2024, Trinks became a wholly owned subsidiary of STNE Par.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(c)	STNE Par has a 50% equity interest in Questor and, on August 31, 2022, Questor acquired a 75.60% equity interest in Hubcount.

(d)	Dissolved on July 9, 2024.

(e)	On February 7, 2024, the equity interest of Ametista Serviços Digitais Ltda., Esmeralda Serviços Digitais Ltda., Diamante Serviços Digitais Ltda., and Safira Serviços Digitais Ltda. (collectively the “Pinpag") was sold, thus, the Group ceased to hold equity interest in these entities.

(f)	Closed on April 2024.

(g)	Closed on May, 2024.

(h)	The Group owns 100% of the subordinated quotas in connection with the incorporation of the funds.

The Group holds call options to acquire additional interests in some of its subsidiaries (Notes 6.1.5 and 6.9) and issued put options to non-controlling investors (Note 6.13.1 (g)).

4.2. Associates

4.2.1. Accounting policy

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not have control, or joint control over those policies.

The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries. The Group’s investments in associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

The Statement of profit or loss reflects the Group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the interest in the associate.

The aggregate of the Group’s share of profit or loss of an associate is shown on the face of the Statement of profit or loss outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within share of profit of an associate in the statement of profit or loss.

In the event of a loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

None of the investments in associates presented significant restrictions on transferring resources in the form of cash dividends or repayment of obligations, during the periods reported.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

4.2.2. Associates held by the Group

		% Group's equity interest
Entity name	Principal activities	December 31, 2024	December 31, 2023

Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
Agilize Tecnologia S.A. ("Agilize") (a)	Technology services	—	33.33
Neostore Desenvolvimento de Programas de Computador S.A. (“Neomode”) (b)	Technology services	—	40.02
Dental Office S.A. (“RH Software”)	Technology services	20.00	20.00
APP Sistemas S.A. (“APP”) (c)	Technology services	19.80	19.90
Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.49	29.49
Agilize Contabilidade Holding Limited ("Agilize Cayman") (a)	Holding company	28.70	—

(a)	On August 1, 2023, the Group acquired a 33.33% equity interest in Agilize, a private company based in the State of Bahia, Brazil, for R$ 8,523 through the conversion of a credit arising from a convertible loan agreement. Agilize develops technology that provides online accounting services. In November 2024, as part of a corporate reorganization, Agilize established an offshore structure, leading to the direct ownership of all shareholders in Agilize Cayman and contributions of capital from new investors in which StoneCo had no participation. Subsequently, STNE Invest, which previously held a stake in Agilize, fully transferred its equity interest to StoneCo and reduced its equity interest from 33.33% to 28.70%.

(b)	Linx Sistemas has sold all of its shares in Neomode.

(c)	In March 2024, the share capital of APP was increased through the subscription and payment of new shares, resulting in the proportional dilution of STNE Par ownership interest.

The Group holds call options to acquire additional interests in some of its associates (Notes 6.1.5 and 6.9).

5.	Cash and cash equivalents

5.1. Accounting policy

Cash and cash equivalents in the statement of financial position comprise cash at banks and short-term deposits with a maturity of three months or less from the date of acquisition, which are subject to an insignificant risk of changes in value, and readily convertible into cash.

5.2. Currency denomination

	December 31, 2024	December 31, 2023

Denominated in R$	5,157,035	2,128,425
Denominated in US$	70,619	47,991
	5,227,654	2,176,416

6.	Financial instruments

6.1. Accounting policy

6.1.1. Financial assets

6.1.1.1.       Description of the different financial assets

The Group holds financial assets for all its businesses due to the nature of its activities. In order to facilitate the understanding of the financial statements and the underlying businesses, the financial asset line items presented in the statement of financial position are shown by business activity that generated the assets, how these are measured, and where in the statement of profit or loss the results generated by such assets are classified.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Line item presented in the statement of financial position	Description of the related business activity	Basis of measurement	Line item of the statement of profit (loss) or statement of other comprehensive income (loss) where results generated are presented

Cash and cash equivalents and Short-term investments	Managing of liquidity of the business	Cash and cash equivalents – Amortized cost Short-term investiment – FVPL (a)	Interest income - Other financial income Fair value gain or losses - Other financial income Foreign exchange gain or losses - Financial expenses, net
Financial assets from banking solutions	Corresponds to regulatorily required amounts to be maintained in certain specified assets as reserve requirements for deposits of banking customers	Deposits at Brazilian Central Bank ("BACEN") – Amortized cost Government securities – FVPL	Interest income - Financial income Fair value gain or losses - Financial income
Accounts receivable from card issuers	Corresponds to amounts receivable from card issuers for transactions that acquiring business processes. The balances do not bear interest. Receivables are regularly sold before their maturity as part of the funding strategy	FVOCI (b)

Fair value gain or losses - Other comprehensive income

Cost of funding on sale of receivables - Financial expenses, net

Foreign exchange gain or losses on balances of transactions in foreign currency - Financial expenses, net

Trade accounts receivable	Corresponds to amounts due by customers of the acquiring business for subscription services and equipment rental and of the software business for services provided.	Amortized cost	Allowance for expected credit losses - Cost of services Interest and penalties for late payment - Other financial income
Credit portfolio	Corresponds to credit (merchant portfolio loans and balances due by credit card) granted to customers	Amortized cost	Interest income - Financial income Allowance for expected credit losses - Cost of services Foreign exchange gains or losses on balance of credit card in foreign currency – Financial expenses, net
Derivative financial instruments assets	Corresponds to derivatives entered into to manage the financial risks (mainly interest rate and foreign exchange) inherent to acquiring businesses and related to the funding structure	FVPL

Fair value gain or losses - Financial expenses, net, except for those designated in a cash flow hedge relationship:

Ineffective portion of change in fair value - Financial expenses, net

Effective portion of change in fair value once reclassified from OCI - Financial expenses, net

Long-term investments	Corresponds to investments in equity interests with no significant influence.	FVPL or FVOCI	FVPL - Other financial income / Mark-to-market on equity securities designated at FVPL FVOCI - Other comprehensive income

(a)	Fair Value through Profit or Loss (“FVPL”).

(b)	Fair Value through Other Comprehensive Income (“FVOCI”).

6.1.1.2.       Initial recognition and measurement

Financial assets are initially recognized at fair value plus costs (except assets at FVPL) on the trading date, and subsequently measured at amortized cost, FVOCI, or FVPL .

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them according to IFRS 9. The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model is based on whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within this business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at FVOCI are held within a business model with the objective of holding to collect contractual cash flows and selling.

Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 – Revenue from Contracts with Customers.

To be classified and measured at amortized cost or FVOCI, a financial asset needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at FVPL, irrespective of the business model.

Financial assets at FVPL include financial assets held for trading, financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. Financial assets are considered as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated derivatives, are also considered as held for trading unless they are designated as hedge accounting instrument. Notwithstanding the criteria for financial assets to be classified at amortized cost or at FVOCI, as described above, financial instruments may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Purchases or sales of financial assets that require delivery of assets within a time frame set by regulation or market practice (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

6.1.1.3. Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories, as described as follows:

6.1.1.3.1. Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost include Trade accounts receivable, Credit portfolio originated from March 1, 2023, Receivables from related parties and Other assets, since they are held to collect payments of principal and interest and meet the SPPI test.

6.1.1.3.2. Financial assets at FVOCI with recycling of cumulative gains and losses (debt instruments)

For debt instruments at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss similarly to financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss. This category is the most relevant to the Group and it corresponds solely to Accounts receivable from card issuers.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

6.1.1.3.3. Financial assets at FVOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can irrevocably elect to designate its equity investments as FVOCI when they meet the definition of equity under IAS 32 – Financial Instruments: Presentation, and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss, even if the asset is sold or impaired. Dividends are recognized as other financial income in the statement of profit or loss when the right to payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.

The Group elected to irrevocably classify some of the equity investments under this category, included in Long-term investments.

6.1.1.3.4. Financial assets at FVPL

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes financial assets which the contractual cash flows do not meet the SPPI condition, such as (i) bonds and investment funds under short-term investment (ii) financial assets from banking solutions, (iii) some equity investments and (iv) derivative financial instruments.

6.1.1.4.       Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized of the consolidated statement of financial position when:

•	The contractual rights to receive cash flows from the asset have expired; or

•	The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Group has transferred substantially all the risks and rewards of the asset, or (ii) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset where ‘control’ is evaluated by looking to whether the transferee has the practical ability to transfer the asset.

When the Group has transferred its contractual rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The derecognition of a financial asset by the Group occurs mainly in the definitive assignment of Accounts receivable from card issuers to third parties without substantial retention of risks and benefits of the assigned financial asset and without continuing involvement. The difference between the consideration received by the Group for the financial asset and its carrying amount is recognized under Financial expenses, net.

6.1.1.5.       Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all financial instruments measured at amortized cost or FVOCI. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original EIR. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For the credit portfolio, the Group applies general approach in calculating ECLs, considering delinquency information, internal risk classification and risk parameters (“PD” – probability of default, “LGD” – loss given default and “EAD” – exposure at default), resulting in three-stage levels.

For all other financial assets subject to ECL, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

See details about ECL estimation procedures in Note 6.2.1.

6.1.2. Financial liabilities

6.1.2.1.       Description of the funding strategy including different financial liabilities of the Financial services segment

The Group’s different businesses require funding, in particular the financial services acquiring business, to be able to provide liquidity to customers mainly through the prepayment of the transactions processed by the Group (accounts payable to clients) and other credit facilities. Different forms of funding are sought, some of which comprise indebtedness presented as financial liabilities in the statement of financial position. The Group also fund its activities by selling accounts receivables on a fully non-recourse basis and passing to the counterparts all the risks and benefits of such assets (Note 6.2.1.2 - Accounts receivable from card issuers). In order to facilitate an understanding of the financial statements and how they relate to the underlying business the financial liabilities line items presented in the statement of financial position are summarized by the business activity that generates such liabilities, showing how they are measured and where their results are classified in the statement of profit or loss.

Line item presented in the statement of financial position	Description of the related business activity	Basis of measurement	Line item of the statement of profit (loss) or statement of other comprehensive income (loss) where results generated are presented

Retail deposits	Amounts held by banking customers on their payment accounts and time deposits to retail clients. The amounts held by banking customers generally do not result in the recognition of gain or losses.	Amortized cost	Interest expense - Financial expenses, net

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Line item presented in the statement of financial position	Description of the related business activity	Basis of measurement	Line item of the statement of profit (loss) or statement of other comprehensive income (loss) where results generated are presented
Accounts payable to clients	Amounts payable to merchants for transactions for acquiring business processes. The balances do not carry interest. Amounts may be early redeemed of the contractual due date at a discount	Amortized cost	Gain from the prepayment of payables at a discount - Financial income
Trade accounts payable	Corresponds to payments for payment scheme networks and suppliers.	Amortized cost	Cost of services Administrative expenses Selling expenses
Institutional deposits and marketable debt securities	Financing obtained, time deposits and debt securities, including FIDC shares, when consolidated entities.	Amortized cost	Interest expense - Financial expenses, net Foreign exchange gain or losses - Financial expenses, net
Other debt instruments	Financing obtained from third parties, leasing and other debt instruments.	Amortized cost	Interest expense - Financial expenses, net Foreign exchange gain or losses - Financial expenses, net
Derivative financial instruments liabilities	Corresponds to derivative entered into to manage the financial risks (mainly interest rate and foreign exchange) inherent to the acquiring business and related to the funding structure	FVPL

Fair value gain or losses - Financial expenses, net, except for those designated as hedge accounting

Ineffective portion of change in fair value - Financial expenses, net

Effective portion of change in fair value once reclassified from OCI - Financial expenses, net

Other liabilities - contingent consideration	Corresponds to contingent payments from business combinations	FVPL	Interest expenses - Financial expenses, net Fair value gain or losses - Other income (expenses), net

6.1.2.2.       Initial recognition and measurement

Financial liabilities are initially recognized at fair value plus costs (except liability at fair value through profit or loss) on the trading date and classified as amortized cost or FVPL.

6.1.2.3.       Subsequent measurement

The measurement of financial liabilities depends on their classification, as described as follows.

6.1.2.3.1. Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVPL.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Financial liabilities are considered as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 – Financial Instruments. Separated embedded derivatives are also classified as FVPL unless they are designated and qualify as hedge accounting.

Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVPL only if the criteria in IFRS 9 are satisfied.

This category includes derivative financial instruments and contingent consideration included in other liabilities.

6.1.2.3.2. Financial liabilities at amortized cost

Financial liabilities at amortized cost are subsequently measured using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is classified as Financial expenses, net in the statement of profit or loss.

This category includes Accounts payable to clients and all other financial liabilities, except derivative financial instruments and contingent consideration included in other liabilities. This category is the most significant to the Group.

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees disbursed to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

6.1.2.4.       Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

6.1.3. Fair value of financial instruments

The Group measures financial instruments at fair value at each statement of financial position date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

The Group uses the following hierarchy to determine and disclose the fair value of financial instruments through measurement technique:

•	Level I: quoted prices in active markets for identical assets or liabilities;

•	Level II: other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level III: techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

6.1.4. Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position, only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

As of December 31, 2024, and 2023, the Group has no financial instruments that meet the conditions for recognition on a net basis.

6.1.5. Derivative financial instruments

From time to time, the Group uses derivative financial instruments as part of its risk management strategy, as defined in the Market Risk Management Policy. It aims to hedge against exposure to fluctuations in exchange rates, interest rates, and other risk factors that may impact its financial operations. These instruments mitigate the effects of adverse market fluctuations and preserve the Group’s financial stability. The derivatives are continuously monitored to ensure compliance with the Group’s internal risk policies and applicable regulatory requirements.

Depending on the instrument and the risk being hedged, derivative strategies may be accounted for as economic hedges or designated for hedge accounting under the categories of fair value hedge accounting or cash flow hedge accounting.

Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered and are subsequently remeasured at FVPL. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Certain agreements entered into by the Group for the acquisition of subsidiaries and associates include call options to acquire additional interests in the investees, which are classified as embedded derivatives. Each of the options is measured at FVPL in accordance with pre-determined formulas and recorded in the consolidated statement of financial position as an asset under Derivative financial instruments (Note 6.9).

6.1.5.1. Cash flow hedge

The Group uses hedge accounting to protect against future cash flow fluctuations arising from exposure to specific risks, such as changes in foreign exchange rates or interest rates.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Cash flow hedge accounting is applied when the hedging relationship meets the required criteria under hedge accounting standards, including proper documentation at the time the hedge is entered into, and provided that the hedge is considered highly effective over time in mitigating the risk of cash flow fluctuations.

The Group regularly reviews hedge effectiveness to ensure that gains or losses on the hedging instruments are appropriately accounted for. Any hedge ineffectiveness identified is immediately recognized in profit or loss for the year.

Depending on the instrument and the risk being hedged, some of the Group’s derivative financial instruments are used as cash flow hedge accounting instruments. The effective portion of gains or losses arising from changes in the fair value of these derivatives are usually recognized in equity, in “Other comprehensive income.” The ineffective portion is recognized in the statement of profit or loss, in “Financial expenses, net.” For the hedged item classified as a financial instrument measured at amortized cost using the EIR method, the amount accumulated in the cash flow hedge reserve is reclassified to profit or loss when the hedged cash flows impact the statement of profit or loss. The method applied by the Group to reclassify the amounts is as follows: (i) the accrual interest portion of the derivative is also measured by the EIR method and recognized in the statement of profit or loss, in “Financial expenses, net”, following the hedged item accrual; and (ii) the remaining amounts related to fair value of hedging instrument is a temporal effect recognized in OCI at each reporting date, ultimately being recognized in profit or loss upon the liquidation of the hedging instrument (Note 6.9.1).

6.1.5.2. Fair value hedge

The Group applies fair value hedge accounting to protect against changes in the fair value of assets or liabilities arising from exposure to specific risks, such as changes in foreign exchange rates or interest rates. In accordance with IFRS, changes in the fair value of both the hedging instrument and the hedged item are recognized directly in profit or loss for the period. This allows gains or losses on the hedging instrument to offset, in whole or in part, the losses or gains on the hedged item.

For a fair value hedge to be accounted for in this manner, the hedging relationship must meet specific criteria, such as formal documentation of the hedging objective and evidence that the hedge is highly effective in offsetting changes in the hedged item's fair value over time.

The Group conducts regular effectiveness tests to ensure the hedging relationship remains effective. Any hedge ineffectiveness is immediately recognized in profit or loss for the year.

6.1.5.3. Economic hedge

The Group also uses derivative financial instruments as an economic hedge. These instruments are measured at FVPL and recorded as an asset or liability under Derivative financial instruments (Note 6.9.2).

6.2. Significant judgments, estimates and assumptions

6.2.1. Measurement of loss allowance for expected credit losses

6.2.1.1 Credit portfolio

The Group calculates an expected credit loss (“ECL") allowance for its loans based on statistical models that consider both internal and external historical data, negative credit information and guarantees, among other information addressing the behavior of each debtor. The Group calculates its credit portfolio in three stages:

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(i)	Stage 1: corresponds to loans that do not present significant increase in credit risk since origination and ECL are determined considering probability of default events within 12 months window;

(ii)	Stage 2: corresponds to loans that presented significant increase in credit risk subsequent to origination and ECL are estimated considering probability of default events within the life of the financial instrument;

The Group determines Stage 2 based on following criteria:

(a)	absolute criteria: financial asset overdue more than 30 days, or;

(b)	relative criteria: in addition to the absolute criteria, the Group analyzes the evolution of the risk of each financial instrument on a monthly basis, comparing the current behavior score attributed to each client with that attributed at the time of recognition of the financial asset. Behavioral scoring considers credit behavior variables, such as default on other products and market data about the customer. When the credit risk increases significatively since origination, the Stage 1 operations is moved to Stage 2.

For Stage 2, a cure criterion is applied when the financial asset no longer meets the criteria for a significant increase in credit risk, as mentioned above, and the loan is moved to Stage 1.

(iii)	Stage 3: corresponds to impaired loans.

The Group determine Stage 3 based on following criteria:

(a)	absolute criteria: financial asset overdue more than 90 days, or;

(b)	relative criteria: indicators that the financial asset will not be paid in full without activating a guarantee or financial guarantee.

The indication that an obligation will not be paid in full includes the tolerance of financial instruments that imply the granting of advantages to the counterparty following the deterioration of the counterparty's credit quality.

The Group also assumes a cure criterion for Stage 3, with respect to the counterparty's repayment capacity, such as the percentage of total debt paid or the time limit to liquidate current debt obligations.

Management regularly seeks forward looking perspectives for future market developments including macroeconomic scenarios as well as its portfolio risk profile. Management may adjust the ECL resulting from the models above in order to better reflect this forward looking perspective.

The information about the ECLs on the Group’s Credit portfolio to clients are disclosed in Note 6.6.

6.2.1.2.       Accounts receivable from card issuers

The macroeconomic environment where Group operates is volatile and card issuers might be negatively impacted. Continuous monitoring this environment is crucial for the decisions on the provision and how the Group estimates its ECLs. The Group estimates ECLs based on available external and internal information that consider the expected nature and level of risk associated with receivables and the information about the different issuers (including when available, ratings from major agencies). The Group monitors credit risk of issuers.

The information about the ECLs amount on the Group’s Accounts receivable from card issuers are disclosed in Note 6.4.2.

6.2.1.3.       Trade accounts receivable

The provision rates are based on days past due for groupings of various client segments that have similar loss patterns (e.g., by product type, customer type and rating).

The provision is initially based on the Group’s historical observed default rates. The Group calibrates to adjust the historical credit loss experience with forward-looking information every year.

The information about the ECLs on the Group’s Trade accounts receivable are disclosed in Note 6.5.2.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

6.2.2. Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (“DCF”) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

6.3.   Short and Long-term investments

	Short-term	Long-term	December 31, 2024
Bonds (a)
Brazilian sovereign bonds	46,426	—	46,426
Structured notes linked to Brazilian sovereign bonds	418,120	—	418,120
Time deposits	51,711	—	51,711
Equity securities (b)	—	32,629	32,629
Investment funds (c)	1,617	—	1,617
	517,874	32,629	550,503

	Short-term	Long-term	December 31, 2023
Bonds (a)
Brazilian sovereign bonds	2,954,236	—	2,954,236
Structured notes linked to Brazilian sovereign bonds	473,259	—	473,259
Time deposits	51,933	—	51,933
Equity securities (b)	—	45,702	45,702
Investment funds (c)	2,068	—	2,068
	3,481,496	45,702	3,527,198

(a)	As of December 31, 2024, bonds are mainly linked to the CDI and SELIC benchmark interest rates.

(b)	Comprised of common shares of unlisted entities that are not traded in an active market. As of December 31, 2024, all assets are recognized at FVPL, while on December 31, 2023, some assets were recognized at FVOCI. The fair value of unlisted equity instruments was determined based on negotiations of the securities. The change in the fair value of equity securities at FVPL was a gain of R$ 4,131 on December 31, 2024 (2023 - gain of R$ 30,574), which was recognized in the statement of profit or loss. The change in fair value of equity securities at FVOCI was a gain of R$ 37,270 on December 31, 2024 (2023 - gain of R$ 1,912), which was recognized in the statement of other comprehensive income (loss).

(c)	Comprised of foreign investment fund shares.

Short-term investments are denominated in Brazilian Reais and U.S. Dollars.

6.4. Accounts receivable from card issuers

6.4.1. Composition of accounts receivable from card issuers

Accounts receivable are amounts due from card issuers and acquirers for the transactions of clients with card holders, performed in the ordinary course of business.

	December 31, 2024	December 31, 2023
Accounts receivable from card issuers (a)	28,833,909	23,364,806

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Accounts receivable from other acquirers (b)	575,044	667,922
Allowance for expected credit losses	(60,888)	(55,619)
	29,348,065	23,977,109

Current	29,231,820	23,895,512
Non-current	116,245	81,597

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

Part of the Group’s cash requirement is to make prepayments to acquiring customers. The Group finances those requirements through different sources of funding including the sale of receivables to third parties. When such sales of receivables are carried out to entities in which the Group has subordinated shares or quotas, the receivables sold remain in the statement of financial position, as these entities are consolidated in the financial statements. As of December 31, 2024 a total of R$ 419,099 (December 31, 2023 - R$ 467,622) were consolidated through FIDC ACR FAST and R$ 2,561,139 (December 31, 2023 - R$ null) through FIDC ACR I, of which the Group has subordinated shares. When the sale of receivables is carried out to non-controlled entities and for transactions where continuous involvement is not present, the amounts transferred are derecognized from the accounts receivable from card issuers. As of and for the year ended December 31, 2024, the sale of receivables that were derecognized from accounts receivables from card issuers in the statement of financial position represented the main form of funding used for the prepayment business.

Accounts receivable held by FIDCs guarantee the Institutional deposits and marketable securities and Other Debt Instruments.

6.4.2. Allowance for expected credit losses of accounts receivable from card issuers

	2024	2023
At January 1	55,619	22,763
Addition	60,830	53,090
Reversal	(55,561)	(20,234)
At December 31	60,888	55,619

6.5. Trade accounts receivable

6.5.1. Composition of trade accounts receivable

	December 31, 2024	December 31, 2023
Accounts receivable from subscription services	248,322	293,304
Accounts receivable from equipment rental	111,535	114,252
Chargeback	93,829	72,401
Services rendered	46,991	51,456
Cash in transit	12,620	24,172
Receivables from registry operation	13,643	22,347
Allowance for expected credit losses	(131,260)	(117,553)
Others	20,423	28,101
	416,103	488,480

Current	390,575	459,947
Non-current	25,528	28,533

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

6.5.2. Allowance for expected credit losses of trade accounts receivable

	2024	2023

At January 1	117,553	108,434
Addition	89,882	82,946
Reversal	(34,151)	(17,668)
Write-off	(42,024)	(56,159)
At December 31	131,260	117,553

6.6. Credit portfolio

Portfolio balances by product and maturity:

	December 31, 2024	December 31, 2023
Merchant portfolio	1,093,475	309,677
Credit card	114,156	3,131
Credit portfolio, gross	1,207,631	312,808

Allowance for expected credit losses	(144,512)	(62,061)
Credit portfolio, net of allowance for expected credit losses	1,063,119	250,747

Current	891,718	209,957
Non-current	171,401	40,790

6.6.1. Non-performing loans ("NPL")

Total outstanding of the contract whenever the clients default on an installment:

	December 31, 2024			December 31, 2023
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total
Balances not overdue	1,006,335	108,930	1,115,265	298,460	3,130	301,590
Balances overdue by
≤ 15 days	17,462	1,390	18,852	4,350	1	4,351
15 < 30 days	7,054	676	7,730	1,389	—	1,389
31 < 60 days	13,521	865	14,386	2,045	—	2,045
61 < 90 days	7,121	647	7,768	2,582	—	2,582
91 < 180 days	17,637	1,078	18,715	824	—	824
181 < 360 days	24,345	570	24,915	27	—	27
	87,140	5,226	92,366	11,217	1	11,218

Credit portfolio, gross	1,093,475	114,156	1,207,631	309,677	3,131	312,808

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

6.6.2. Aging by maturity

	December 31, 2024			December 31, 2023
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total
Installments not overdue
≤ 15 days	23,083	30,638	53,721	1,666	615	2,281
15 < 30 days	36,917	20,075	56,992	11,244	851	12,095
31 < 60 days	99,015	19,492	118,507	30,213	457	30,670
61 < 90 days	107,068	12,334	119,402	27,696	321	28,017
91 < 180 days	268,770	19,019	287,789	82,415	525	82,940
181 < 360 days	354,807	10,043	364,850	113,005	318	113,323
361 < 720 days	148,084	6	148,090	41,572	1	41,573
> 720 days	25,237	—	25,237	61	—	61
	1,062,981	111,607	1,174,588	307,872	3,088	310,960
Installments overdue by
≤ 15 days	2,561	514	3,075	247	2	249
15 < 30 days	4,170	211	4,381	657	41	698
31 < 60 days	4,614	512	5,126	799	—	799
61 < 90 days	3,865	344	4,209	99	—	99
91 < 180 days	9,091	706	9,797	3	—	3
181 < 360 days	6,193	262	6,455	—	—	—
	30,494	2,549	33,043	1,805	43	1,848

Credit portfolio, gross	1,093,475	114,156	1,207,631	309,677	3,131	312,808

6.6.3. Movement between stages - Gross carrying amount

Reconciliation of gross portfolio of loans operations, segregated by stages:

Stage 1	December 31, 2023	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	December 31, 2024
Merchant portfolio	296,282	791,295	(125,424)	(7,276)	37,116	1,726	—	993,719
Credit card	3,131	110,119	(11,679)	(472)	1,960	242	—	103,301
	299,413	901,414	(137,103)	(7,748)	39,076	1,968	—	1,097,020

Stage 2	December 31, 2023	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	December 31, 2024
Merchant portfolio	12,195	940	(37,116)	(59,832)	125,424	860	—	42,471
Credit card	—	703	(1,960)	(1,768)	11,679	55	—	8,709
	12,195	1,643	(39,076)	(61,600)	137,103	915	—	51,180

Stage 3	December 31, 2023	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	December 31, 2024
Merchant portfolio	1,200	(1,111)	(1,726)	(860)	7,276	59,832	(7,326)	57,285
Credit card	—	203	(242)	(55)	472	1,768	—	2,146
	1,200	(908)	(1,968)	(915)	7,748	61,600	(7,326)	59,431

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Consolidated 3 stages	December 31, 2023	Write-off	Acquisition / (Settlement)	December 31, 2024
Merchant portfolio	309,677	(7,326)	791,124	1,093,475
Credit card	3,131	—	111,025	114,156
	312,808	(7,326)	902,149	1,207,631

6.6.4. Movement between stages - Allowance for expected credit losses of loans operations

Stage 1	December 31, 2023	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	December 31, 2024
Merchant portfolio	(57,576)	(55,539)	43,623	5,097	(4,389)	(165)	—	(68,949)
Credit card	(200)	(12,765)	5,156	403	(372)	(27)	—	(7,805)
	(57,776)	(68,304)	48,779	5,500	(4,761)	(192)	—	(76,754)

Stage 2	December 31, 2023	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	December 31, 2024
Merchant portfolio	(3,445)	(18,465)	4,389	41,884	(43,623)	(327)	—	(19,587)
Credit card	—	(372)	372	1,311	(5,156)	(25)	—	(3,870)
	(3,445)	(18,837)	4,761	43,195	(48,779)	(352)	—	(23,457)

Stage 3	December 31, 2023	(Acquisition) / Settlement		Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	December 31, 2024
Merchant portfolio	(840)	(2,714)	0	165	327	(5,097)	(41,884)	7,326	(42,717)
Credit card	—	78		27	25	(403)	(1,311)	—	(1,584)
	(840)	(2,636)		192	352	(5,500)	(43,195)	7,326	(44,301)

Consolidated 3 stages	December 31, 2023	(Acquisition) / Settlement	Write-off	December 31, 2024
Merchant portfolio	(61,861)	(76,718)	7,326	(131,253)
Credit card	(200)	(13,059)	—	(13,259)
	(62,061)	(89,777)	7,326	(144,512)

6.7. Financial assets from banking solutions

As required by Brazilian Central Bank (“BACEN”) regulation, client’s proceeds deposited in payment accounts (“Deposits from retail clients” - Note 6.8.1) must be fully collateralized by government securities, and/or deposits at BACEN (“CCME”).

As of December 31, 2024, the amount of financial assets from banking solutions was R$ 8,805,882 (December 31, 2023 - R$ 6,397,898), fully collateralized by CCME.

6.8. Financial liabilities

6.8.1. Retail deposits

	December 31, 2024	December 31, 2023
Deposits from retail clients	8,274,868	6,119,455
Time deposits from retail clients (a)	429,941	—
	8,704,809	6,119,455

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(a)	Deposit interest rates yield up to 100% of the CDI and are applied every 30 days from the deposit date, following a FIFO (First In, First Out) logic.

6.8.2. Composition of financial liabilities

The table below presents the composition of financial liabilities other than Retail deposits:

	Average annual interest rate %	Original date of issuance	Original maturity	Current portion	Non-current portion	December 31, 2024
Bonds (6.8.4.1)	3.95% USD	Jun/21	Jun/28	2,299	1,255,963	1,258,262

Debentures (6.8.4.2)	CDI (a) + 1.75%	Nov/23	Oct/26	23,657	999,538	1,023,195
Financial bills (6.8.4.3)	CDI + 0.68% to CDI + 0.90%	Jun/24	Jun/26 up to Nov/28	—	2,954,374	2,954,374
Receivables backed securities (6.8.4.4)	CDI +1.30%	Sep/23	Sep/26	2,250	99,447	101,697
Total debentures, financial bills and commercial papers				25,907	4,053,359	4,079,266

Obligations to open-end FIDC quota holders (6.8.4.5)	CDI + 0.40%	Jul/23	Not applicable	418,324	—	418,324

Time deposits (6.8.4.6)	CDI + 0.25% to 110% of CDI	May/24	Jan/25 up to Jun/26	2,619,469	120,641	2,740,110

Total institutional deposits and marketable debt securities				3,065,999	5,429,963	8,495,962

Obligations to closed-end FIDC quota holders (6.8.4.8)	12.75%	Jan/24	Jan/31	—	1,988,645	1,988,645

Bank borrowings and working capital facilities (6.8.4.9)	CDI + 0.75% to CDI + 1.74%	Jan/24	Jan/25 up to Dec/27	1,853,944	310,386	2,164,330

Leases (6.8.4.10)	105.1% to 151.8% of CDI	Not applicable	Jan/25 up to Jun/29	49,896	197,108	247,004

Total other debt instruments				1,903,840	2,496,139	4,399,979

	Average annual interest rate %	Original date of issuance	Original maturity	Current portion	Non-current portion	December 31, 2023
Bonds (6.8.4.1)	3.95% USD	Jun/21	Jun/28	2,922	2,399,776	2,402,698

Debentures (6.8.4.2)	CDI (a) + 1.75%	Nov/23	Oct/26	16,953	997,281	1,014,234
Receivables backed securities (6.8.4.3)	CDI + 1.30%	Sep/23	Sep/26	3,316	98,702	102,018
Total debentures, financial bills and commercial papers				20,269	1,095,983	1,116,252

Obligations to open-end FIDC quota holders (6.8.4.5)	CDI + 1.12%	Jul/23	Not applicable	452,128	—	452,128

Total institutional deposits and marketable debt securities				475,319	3,495,759	3,971,078

Obligations to FIDC TAPSO quota holders (6.8.4.7)	CDI + 1.85%	Jul/23	Jul/24	53,103	—	53,103

Bank borrowings and working capital facilities (6.8.4.9)	CDI + 1.30% to CDI + 1.94%	(Several)	Up to six months	1,321,348	—	1,321,348

Leases (6.8.4.10)	105.1% to 151.8% of CDI	Not applicable	Jan/23 to Jun/29	30,227	143,456	173,683

Total other debt instruments				1,404,678	143,456	1,548,134

(a)	“CDI” Rate (Brazilian Certificado de Depósito Interbancário), which is an average of interbank overnight rates in Brazil. The average rate of December 31, 2024 was 10.83% (2023 – 13.04%).

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

6.8.3. Changes in financial liabilities

The table below presents the movement of financial liabilities other than Retail deposits:

	December 31, 2023	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	December 31, 2024
Bonds	2,402,698	—	—	(1,610,349)	(141,298)	520,419	—	86,792	1,258,262
Debentures, financial bills and commercial papers (a)	1,116,252	2,884,768	—	—	(172,598)	—	—	250,844	4,079,266
Time deposits (b)	—	3,564,387	—	(889,077)	(22,876)	—	—	87,676	2,740,110
Obligations to open-end FIDC quota holders	452,128	136,782	—	(214,148)	(12,229)	—	—	55,791	418,324
Institutional deposits and marketable debt securities	3,971,078	6,585,937	—	(2,713,574)	(349,001)	520,419	—	481,103	8,495,962

Current	475,319								3,065,999
Non-current	3,495,759								5,429,963

Obligations to closed-end FIDC quota holders	53,103	2,325,984	—	(50,000)	(149,468)	—	(437,347)	246,373	1,988,645
Bank borrowings and working capital facilities	1,321,348	3,671,737	—	(2,999,824)	(124,490)	157,832	—	137,727	2,164,330
Leases	173,683	140,784	(4,623)	(68,971)	(14,292)	6,132	—	14,291	247,004
Other debt instruments	1,548,134	6,138,505	(4,623)	(3,118,795)	(288,250)	163,964	(437,347)	398,391	4,399,979

Current	1,404,678								1,903,840
Non-current	143,456								2,496,139

(a)	The subsidiary Stone SCFI issues financial bills in the ordinary course of the business. The principal and interest of all issuances are mainly paid at the maturity indexed to CDI rate.

(b)	Following the authorization granted by the Brazilian central bank (“BACEN”) to start operations earlier this year, the Group issues time deposits in the ordinary course of the business. Time deposits were the first interest bearing deposits issued by the Group. The certificates are held by multiple counterparties and maturities up to 24 months. The principal and interest of this type of issuance are mainly paid at the maturity indexed to CDI rate.

	December 31, 2022	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	December 31, 2023
Bonds	2,587,303	—	—	—	(96,157)	(188,440)	—	99,992	2,402,698
Debentures, financial bills and commercial papers	—	1,093,410	—	—	—	—	—	22,842	1,116,252
Obligations to open-end FIDC quota holders	—	514,752	—	(75,004)	(2,413)	—	—	14,793	452,128
Institutional deposits and marketable debt securities	2,587,303	1,608,162	—	(75,004)	(98,570)	(188,440)	—	137,627	3,971,078

Current	—								475,319
Non-current	2,587,303								3,495,759

Obligations to closed-end FIDC quota holders	975,248	50,000	—	(957,499)	(70,996)	—	—	56,350	53,103
Bank borrowings and working capital facilities	1,788,426	4,088,209	—	(4,489,681)	(246,738)	(4,326)	—	185,458	1,321,348
Leases	200,148	67,416	(21,225)	(72,815)	(13,764)	156	—	13,767	173,683
Other debt instruments	2,963,822	4,205,625	(21,225)	(5,519,995)	(331,498)	(4,170)	—	255,575	1,548,134

Current	2,822,655								1,404,678
Non-current	141,167								143,456

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

6.8.4. Description of financial liabilities

In the ordinary course of the business, the Group funds its operations through a mix of own cash, debt and sale of receivables to third parties.

6.8.4.1.       Bonds

The Company issued bonds in 2021, raising USD 500 million in seven-year notes with a final yield of 3.95%. The total issuance was R$ 2,510,350 (R$ 2,477,408 net of the offering transaction costs, which will be amortized over the tenure of the debt). The Group has entered into a hedge to protect its currency risk (Note 6.9.1).

During 2024, a tender offer was executed, repurchasing approximately 60% of the outstanding bonds.

6.8.4.2. Debentures

On November 8, 2023 the subsidiary MNLT concluded its first issuance of debentures placing R$ 1,000,000 with a three- year maturity at CDI + 1.75% p.a. The debentures are guaranteed by both Stone IP and by the Company being the first corporate issuance by the Group in the Brazilian capital markets.

6.8.4.3.       Financial bills

The Group issued financial bills through public offerings and private placements, with multiple counterparties and maturities. The principal and the interest are mainly paid at the date of maturity.

6.8.4.4. Receivables backed securities

On September 6, 2023, a Certificate of Real Estate Receivables ("CRI") was issued by Opea Securitizadora S.A., raising R$ 100,000 in a three-year note bearing interest at CDI + 1.30% p.a. The CRI security is backed by commercial notes issued by Stone IP as well as STNE Par. This was the first funding structure of the Group to access retail and with institutional investors.

6.8.4.5. Obligations to open-end FIDC quota holders

The FIDC ACR FAST was issued with the Group as a sponsor as well as a quota holder. This was the first open-end fund with third parties, in which the Group holds subordinated quotas, resulting in the consolidation of the whole structure. The main goal of this structure is to access the money market funds sector. Being an open-end fund, redemptions are settled 30 days after requested by quota holders.

6.8.4.6. Time deposits

The Group issues time deposits to fund its operations. The issuances have occurred with multiple counterparties and also through third-party brokers and/or platforms. The principal and the interest are mainly paid at the date of maturity.

Time deposits distributed directly through own platform can have automatic redemption at any time for the Group’s clients and are recognized under Retail deposits.

6.8.4.7. Obligations to FIDC TAPSO quota holders

In February 2022, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2023. The mezzanine quotas were settled on March 2, 2023. Upon maturity of the mezzanine quotas, in July 2023 the Group negotiated new issuance of FIDC TAPSO senior shares.

In July 2024, there was a full redemption of FIDC TAPSO senior quotas.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

6.8.4.8. Obligations to closed-end FIDC quota holders

FIDC ACR I issued quotas in exchange for a contribution of R$ 2,325,984. The contribution was made by a special purpose vehicle funded by a revolving facility in which United States International Development Finance Corporation (“DFC”) has invested US$ 467.5 million, funding the Groups’s prepayment business through this FIDC. The special purpose vehicle entered into foreign currency derivatives with financial institutions to convert the receivable denominated in R$ it holds from FIDC ACR I into US$. StoneCo has to provide guarantees to the vehicles in the event of certain defined default events on the derivatives by such financial institutions. Considering the current risk rating of the institutions, the fair value of the guarantee is estimated to be immaterial.

FIDC ACR I has a final maturity of seven years and pays a semi-annual coupon at a fixed rate of 12.75% in R$.

6.8.4.9. Bank borrowings

The Group issues bilateral unsecured term loans, with multiple counterparties and maturities. The principal and the interest of this type of loan are mainly paid at the date of maturity. The proceeds of these loans were used mainly for prepayments to acquiring customers.

6.8.4.10. Leases

The Group has lease contracts for various items of offices, vehicles and software in its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.

6.9. Derivative financial instruments

The Group executes exchange-traded and Over-the-counter (“OTC”) instruments to hedge its foreign currency and interest rate exposure. All counterparties are previously approved for OTC transactions following a counterparty policy, and internal committees monitor and control the counterparty risk associated with those transactions.

	December 31, 2024
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net
Cash flow hedge
Foreign exchange rate swap	3,994,559	214,169	—	214,169
Fair value hedge
Interest rate swap	2,837,758	5,373	(281,177)	(275,804)
Economic hedge
NDF	15,359	1,784	(9,578)	(7,794)
Interest rate swap	8,008,992	36,249	(1,015)	35,234
M&A derivatives
Call options	n/a	2,613	—	2,613
Total	14,856,668	260,188	(291,770)	(31,582)

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2023
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net
Cash flow hedge
Foreign exchange rate swap	2,526,603	—	(311,445)	(311,445)
Economic hedge
NDF	7,030	629	(302)	327
Interest rate swap	6,079,500		(4,424)	(4,424)
M&A derivatives
Call options	n/a	3,553	—	3,553
Total	8,613,133	4,182	(316,171)	(311,989)

6.9.1. Hedge accounting

6.9.1.1. Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts and fair values of derivative financial instruments used for hedging purposes:

	December 31, 2024
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Foreign exchange rate swap	—	1,510,788	2,483,771	3,994,559
Interest rate swap	2,129,636	6,127,456	2,589,658	10,846,750
NDF	15,359	—	—	15,359
Total	2,144,995	7,638,244	5,073,429	14,856,668

Asset (fair value)
Foreign exchange rate swap	—	115,368	98,801	214,169
Interest rate swap	8,037	29,012	4,573	41,622
NDF	1,784	—	—	1,784
Liability (fair value)
Interest rate swap	—	(1,015)	(281,177)	(282,192)
NDF	(9,578)	—	—	(9,578)
Net	243	143,365	(177,803)	(34,195)

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2023
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Foreign exchange rate swap	—	—	2,526,603	2,526,603
NDF	7,030	—	—	7,030
Interest rate swap	2,692,500	3,354,400	32,600	6,079,500
Total	2,699,530	3,354,400	2,559,203	8,613,133

Asset (fair value)
NDF	629	—	—	629
Liability (fair value)
Foreign exchange rate swap	—	—	(311,445)	(311,445)
Interest rate swap	(2,076)	(2,180)	(168)	(4,424)
NDF	(302)	—	—	(302)
Net	(1,749)	(2,180)	(311,613)	(315,542)

6.9.2. Economic hedge

The Group engages in certain hedging transactions to mitigate specific financial risks, such as fluctuations in foreign currencies and interest rates. Some of these transactions are not formally designated for hedge accounting.

Although these derivatives are used to manage economic risks, changes in their fair value are recognized directly in profit or loss for the period without the application of the specific accounting treatments of hedge accounting. This means that the gains and losses generated by these instruments are fully accounted for in profit or loss as they occur, reflecting changes in the fair value of the derivatives.

The decision not to apply hedge accounting to these transactions may be due to considerations such as the administrative cost of the formal documentation required by hedge accounting standards, the nature of the instruments, or the desired operational flexibility. Nevertheless, the Group continues monitoring these instruments to ensure their use aligns with the overall risk management strategy.

6.10. Financial risk management

The Group’s activities expose it to market, liquidity and credit risks.

The Risk Management Area carries the Group’s financial risk management.

The Board of Directors has approved policies, and limits for its financial risk management. The Group uses financial derivatives only to mitigate market risk exposures. The Group’s policy is not to engage in derivatives for speculative purposes. Different levels of managerial approval are required for entering into financial instruments depending on their nature and the type of risk associated.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

6.10.1. Credit risk

Credit risk is defined as the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group’s counterparties include those in financial contracts (cash and cash equivalents, derivative financial instruments, credit portfolio, and deposits with banks and other financial institutions) and in operating activities (accounts receivable from card issuers, including outstanding receivables and commitments, advances to suppliers, and financial guarantees granted to third parties).

6.10.1.1. Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed in accordance with the Group’s internal policies. Investments of surplus funds and the use of derivative instruments are only conducted with carefully selected financial institutions.

6.10.1.2. Accounts receivable from card issuers

Card issuers, once accepted by the networks, issue cards that when transacted are processed by acquirers. Card issuers have different risk profiles.

The Group, with frequency associated with the availability of new information or new financial indicators of card issuers, carries out assessments of these companies, aiming to identify potential risks. Payment scheme networks have credit risk mitigation mechanisms that vary by network that are available to acquirers like the Group. To date, the Group has not incurred any significant loss from card issuer receivables.

6.10.1.3 Credit portfolio

Merchant portfolio and credit cards are available solely to individuals and businesses that are existing customers of the Group through acquiring or banking.

Merchant portfolio loans rely on the main repayment source and collateral future receivables of customers while credit card line limits may be unsecured; the line is generally a portion of the total credit line available to a particular customer based on credit appetite and risk rating.

6.10.2. Market risk

Market risk is the risk of financial loss resulting from changes in the fair value or future cash flows of financial instruments due to changes in market conditions.

In the ordinary course of business, the Group executes financial transactions that are subject to market variables and, therefore, exposed to market risk.

Market risk comprises mainly: foreign exchange risk, interest rate risk and equity price risk.

6.10.2.1. Interest rate risk

The Group’s interest rate risk arises from mismatches among certain assets (mainly cash and equivalents, short-term investments, accounts receivables, credit portfolio) and liabilities (institutional deposits and marketable debt securities, and other debt instruments) with different benchmarks (fixed or linked to CDI) and maturity dates. The Group may mitigate its exposure by executing derivative transactions to match those benchmarks and duration gaps.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

6.10.2.2. Foreign currency risk

The Group has assets and liabilities in foreign currencies. The foreign currency risk is generated by fluctuations in exchange rates among Brazilian reais and other currencies. Operations include cash and short-term investments in multiple countries and total payment volume (“TPV”) processed in foreign exchange. Significant capital expenditures (Pin Pads & POS, and data center equipment) and regular expenses (cloud and software fees) are incurred in US Dollars and Euros. The total foreign currency results on the year ended December 31, 2024 was loss of R$ 19,811 (2023 - loss of R$ 13,580).

The Group uses derivatives elected for cash flow or fair value hedge accounting, to hedge the risk of foreign exchange fluctuation of debt in foreign currencies. All critical terms of the hedged item are matched with the hedging instrument.

The residual Group’s exposure to foreign currency changes for all other currencies considering the hedge instruments entered into is not material.

6.10.2.3. Risk Assessment: Value-at-Risk and Scenario Analysis

Market risk is managed and monitored, by risk factor, using the value-at-risk (“VaR”) methodology.

The Group conducts a study on how market variables would impact the Group’s financial statements based on Historical Value at Risk models.

Risk Factor	Asset/ Liability	VaR 1 day (thousands)	VaR 10 days (thousands)	VaR 60 days (thousands)
Interest rates	Accounts receivables from card issuers, Credit portfolio, Accounts payables to clients and interest rate swaps	811	2,564	6,280
Foreign currency exchange	USD denominated asset/liabilities/derivatives	233	737	1,805

6.10.2.4 Equity price risk

Equity price risk is the risk that the fair values of equities decrease as the result of changes in the level of equity and individual stocks. The Group is exposed to equity price risk as it holds, as of December 31, 2024, R$ 32,629 (2023 - R$ 45,702) in equity securities (Note 6.3).

6.10.3. Liquidity risk

Cash flow forecasting is performed for the operating entities of the Group and then aggregated. Rolling forecasts of liquidity requirements are monitored to ensure the Group has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn borrowing facilities so that the Group does not breach borrowing limits on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, compliance with internal target liquidity and leverage ratios targets and, if applicable, external regulatory or legal requirements. The Group’s main liquidity risk is its potential inability to raise financing to continue its prepayment and credit business. Although the prepayment and credit activities is not an obligation for the Group it is a significant component of its revenues.

Surplus cash held by the operating entities is invested in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. As of December 31, 2024, the Group held short-term investments of R$ 517,874 (2023 - R$ 3,481,496) that are expected to be readily convertible into cash for managing liquidity.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The table below analyzes the Group’s non-derivative financial liabilities to maturity. Derivative financial liabilities are not included in the analysis as their contractual maturities are not essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
December 31, 2024
Retail deposits	8,704,809	—	—	—
Accounts payable to clients	17,756,720	50,674	—	—
Trade accounts payable	672,184	—	—	—
Institutional deposits and marketable debt securities	3,068,186	4,680,530	1,366,089	—
Other debt instruments	1,939,982	626,789	954,211	2,774,095
Other liabilities	281,073	236,822	—	—
	32,422,954	5,594,815	2,320,300	2,774,095

December 31, 2023
Retail deposits	6,119,455	—	—	—
Accounts payable to clients	19,163,672	35,455	—	—
Trade accounts payable	513,877	—	—	—
Institutional deposits and marketable debt securities	472,397	1,344,545	4,905,779	—
Other debt instruments	1,404,679	—	143,456	—
Other liabilities	119,526	160,079	250,425	—
	27,793,606	1,540,079	5,299,660	—

6.11. Fraud risk

The Group’s exposure to fraud risk is the risk that misuse, or wrongful or criminal deception will lead to financial loss for one of the parties involved on acquiring and banking transactions that the Group is required to cover. These fraud transactions include unauthorized use of lost or stolen cards, fraudulent applications, fraudulent cash-outs, counterfeit or altered cards, and the fraudulent use of a cardholder’s card number for card-not-present transactions.

While the costs of most fraud involving cards remain with either the issuing financial institution or the client, the Group is occasionally required to cover fraudulent transactions in the following situations:

•	Where clients also contract anti-fraud services rendered by the Group entities; or

•	Through the chargeback process if the Group does not follow the minimum procedures, including the timely communication to all involved parties about the occurrence of a fraudulent transaction.

The Group is also exposed to potential liability if fraudulent agents use false identities to access credit and banking products, which could increase credit risk exposure as well as the liability towards clients and third parties in case of any damages. Criminals are using increasingly sophisticated methods to engage in illegal activities. Failure to effectively manage risk and prevent fraud would increase credit liabilities and default rates of credit solutions, and subject the Group to potential fines by regulators.

6.12. Financial instruments by category

6.12.1. Financial assets by category

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	Amortized cost	FVPL	FVOCI	Total
December 31, 2024
Short and Long-term investments	—	550,503	—	550,503
Financial assets from banking solutions	8,805,882	—	—	8,805,882
Accounts receivable from card issuers	9,492	—	29,338,573	29,348,065
Trade accounts receivable	416,103	—	—	416,103
Credit portfolio	1,063,119	—	—	1,063,119
Derivative financial instruments(a)	—	260,188	—	260,188
Receivables from related parties	613	—	—	613
Other assets	529,414	—	—	529,414
	10,824,623	810,691	29,338,573	40,973,887

December 31, 2023
Short and Long-term investments	—	3,481,496	45,702	3,527,198
Financial assets from banking solutions	5,250,496	1,147,402	—	6,397,898
Accounts receivable from card issuers	5,877	—	23,971,232	23,977,109
Trade accounts receivable	488,480	—	—	488,480
Credit portfolio	250,747	—	—	250,747
Derivative financial instruments(a)	—	4,182	—	4,182
Receivables from related parties	2,512	—	—	2,512
Other assets	518,362	—	—	518,362
	6,516,474	4,633,080	24,016,934	35,166,488

(a)	Derivative financial instruments as of December 31, 2024 of R$ 214,169 (2023 – R$ 311,445) were designated as cash flow hedge accounting. Therefore, the effective portion of the hedge is accounted in OCI.

6.12.2. Financial liabilities by category

	Amortized cost	FVPL	Total
December 31, 2024
Retail deposits	8,704,809	—	8,704,809
Accounts payable to clients	17,807,394	—	17,807,394
Trade accounts payable	672,184	—	672,184
Institutional deposits and marketable debt securities	8,495,962	—	8,495,962
Other debt instruments(a)	2,411,334	1,988,645	4,399,979
Derivative financial instruments	—	291,770	291,770
Other liabilities	316,700	201,195	517,895
	38,408,383	2,481,610	40,889,993

December 31, 2023
Retail deposits	6,119,455	—	6,119,455
Accounts payable to clients	19,199,127	—	19,199,127
Trade accounts payable	513,877	—	513,877
Institutional deposits and marketable debt securities	3,971,078	—	3,971,078
Other debt instruments	1,548,134	—	1,548,134
Derivative financial instruments	—	316,171	316,171
Other liabilities	119,526	410,504	530,030
	31,471,197	726,675	32,197,872

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(a)	Debt designated for hedge accounting as the hedged item in a fair value hedge is adjusted for changes on its fair value only attributable to the specifically designated risks being hedged.

6.13. Fair value measurement

6.13.1. Assets and liabilities by fair value hierarchy

The following table presents an analysis of financial instruments measured at fair value by fair value hierarchy level:

	December 31, 2024		December 31, 2023
	Fair value	Hierarchy level	Fair value	Hierarchy level
Assets measured at fair value
Short and Long-term investments (a) (b)	550,503	I /II	3,527,198	I /II
Financial assets from banking solutions (b)	—	I	1,147,402	I
Accounts receivable from card issuers (c)	29,338,573	II	23,971,232	II
Derivative financial instruments (d)	260,188	II	4,182	II
	30,149,264		28,650,014

Liabilities measured at fair value
Other debt instruments (e)	1,988,645	II	—	II
Derivative financial instruments (d)	291,770	II	316,171	II
Other liabilities (f) (g)	201,195	III	410,504	III
	2,481,610		726,675

(a)	Listed securities are classified as Level I and unlisted securities classified as Level II, determining fair value using valuation techniques, which employ the use of market observable inputs.

(b)	Sovereign bonds are priced using quotations from Anbima public pricing method.

(c)	For Accounts receivable from card issuers measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items.

(d)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of observable market inputs.

(e)	For Other debt instruments, fair value is estimated by discounting future cash flows using contract rates for funding items, and using market value of senior quotas liabilities.

(f)	These are contingent considerations included in Other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formula explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized as Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.

(g)	The Group issued put options for Reclame Aqui’s non-controlling interests, in the 2022 business combination. For the non-controlling shareholder amounts the Group has elected as an accounting policy that the put options derecognize the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 151,606 was recorded in the consolidated statement of financial position as of December 31, 2024 as a financial liability under Other liabilities (2023 - R$ 178,721).

As of December 31, 2024 and 2023, there were no transfers between the fair value measurements of Level I and Level II and between the fair value measurements of Level II and Level III.

6.13.2. Fair value of financial instruments not measured at fair value

The table below presents a comparison of the book value and fair value of the financial instruments of the Group, other than those with carrying amounts that reasonably approximate fair values:

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2024		December 31, 2023
	Book value	Fair value	Book value	Fair value
Financial assets
Credit portfolio	1,063,119	962,465	250,747	250,877
	1,063,119	962,465	250,747	250,877
Financial liabilities
Accounts payable to clients	17,807,394	16,857,591	19,199,127	18,685,622
Institutional deposits and marketable securities	8,495,962	8,380,224	3,971,078	4,692,866
	26,303,356	25,237,815	23,170,205	23,378,488

6.14. Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for new opportunities.

In order to manage the capital structure of the Group, a framework is used to compare the Group’s existing capital with quantitative and qualitative indicators, including liquidity, credit ratings, regulatory requirements, and business cash and capital projections. Considering such framework, management can make, or may propose to the Board or shareholders when their approval is required, adjustments to the capital structure through several mechanisms such as repurchase of shares, returning capital to shareholders, distributing dividends, issuing new shares or selling assets to reduce leverage, among others.

The adjusted net cash as of December 31, 2024 and 2023 was as follows:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	5,227,654	2,176,416
Short-term investments	517,874	3,481,496
Financial assets from banking solutions	8,805,882	6,397,898
Accounts receivable from card issuers	29,348,065	23,977,109
Derivative financial instruments (a)	257,575	629
Adjusted cash	44,157,050	36,033,548

Retail deposits	(8,704,809)	(6,119,455)
Accounts payable to clients	(17,807,394)	(19,199,127)
Institutional deposits and marketable debt securities	(8,495,962)	(3,971,078)
Other debt instruments (b)	(4,152,975)	(1,374,452)
Derivative financial instruments	(291,770)	(316,171)
Adjusted debt	(39,452,910)	(30,980,283)

Adjusted net cash	4,704,140	5,053,265

(a)	Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars, and excludes the effects of call options.

(b)	Borrowings and financing exclude the effects of leases liabilities recognized under IFRS 16.

Although capital is managed considering the consolidated position, some subsidiaries in Brazil are subject to minimum regulatory capital requirements established by BACEN.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The Group has a dedicated, centralized regulatory capital management team, which reports directly to the Chief Risk Officer (“CRO”), who is ultimate responsible for capital adequacy. The structure has the objective of ensuring compliance with the current regulation and capital management processes regulatorily required. Additionally, the area has procedures and routines to plan capital adequacy requirement considering current and potential risks.

7.	Other assets

	December 31, 2024	December 31, 2023
Customer deferred acquisition costs	227,799	190,239
Prepaid expenses (a)	134,210	189,371
Receivables from the sale of associates and subsidiaries (b)	55,469	18,676
Suppliers advances	27,167	35,835
Security deposits	14,032	14,230
Judicial deposits	13,317	22,507
Salary advances	12,073	10,837
Convertible loans	12,048	11,267
Other	33,299	25,400
	529,414	518,362

Current	370,255	380,854
Non-current	159,159	137,508

(a)	These expenditures include, but are not limited to, prepaid software licenses, certain consulting services, insurance premiums and prepaid marketing expenses.
The amount recognized as asset in the statement of financial position is charged to the statement of profit or loss once the prepaid services are consumed by the Group.
As of December 31, 2024, the balance includes prepaid software subscriptions and licenses in amount of R$110,116 (2023 - R$ 32,639) and prepaid media in the amount of R$1,524 (2023 - R$114,260).

(b)	Refers to balances receivable from buyers for the sale of the equity interest of Pinpag and Everydata Group Ltd. (“StoneCo CI”) and its subsidiaries (namely, the Creditinfo Caribbean companies).

8.	Recoverable taxes

	December 31, 2024	December 31, 2023
Withholding income tax on finance income (a)	335,762	101,579
Income tax and social contribution (b)	19,430	9,584
Others withholding income tax	4,138	19,710
Contributions over revenue	2,936	544
Other taxes	10,166	14,922
	372,432	146,339

(a)	Refers to income taxes withheld on financial income which will be offset against future income tax payable.

(b)	Refers to income taxes, social contributions, and withholding tax prepayments that have been offset against income tax payable.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

9.	Income taxes

9.1. Accounting policy

9.1.1. Current income and social contribution taxes

Current tax assets and liabilities are measured at the amount expected to be recovered or paid to the tax authorities. The tax regulations applied are those in force on the statement of financial position date in the countries where the Group operates and generates taxable income.

The Company is domiciled in the Cayman Islands which is an income tax free jurisdiction. Income of StoneCo from some investments outside the Cayman Islands is subject to withholding taxes in the countries where the investments are based. The withholding tax rate is generally 15%, which is treated as an income tax expense when no recovery of the tax withheld is expected.

The combined statutory rate applied to most entities in Brazil is 34%, comprising the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) on the taxable income of each Brazilian legal entity individually (no consolidated tax returns).

The Group's Brazilian entities recognize IRPJ and CSLL on an accrual basis. According to Brazilian tax regulations, the historical nominal amount of tax losses determined in prior years can be offset against results of subsequent years at any time (i.e., do not prescribe), provided that such offsetting does not exceed 30% of the annual taxable income of the fiscal period in which tax losses are utilized.

Payments are made monthly, in anticipation of the amount which will be due by the year-end.

9.1.2. Deferred income and social contribution taxes

Deferred tax assets or liabilities are measured based on the differences between the tax bases of assets and liabilities and the amounts reported in the statement of financial position. Deferred tax assets may be recognized for unused tax loss carryforwards.

Deferred tax assets are recognized only to the extent that it is probable that the Group's Brazilian entities will generate sufficient future taxable profits that will allow for their recovery. The expected realization of deferred tax assets is based on technical studies prepared by the Group that demonstrate expectation of future taxable profits according to management projections.

The income tax and social contribution expense is recognized in the consolidated statement of profit or loss under Income tax and social contribution, except when it refers to items recognized in OCI, in which case the related deferred tax assets or liabilities are also recognized against OCI. In this case, the Group presents these items in the consolidated statement of other comprehensive income net of related tax effect.

Management periodically evaluates positions taken in tax returns with respect to situations where applicable tax regulations are subject to interpretation and recognizes provisions, if appropriate.

Deferred tax assets and liabilities are presented net in the consolidated statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different tax jurisdictions are generally presented separately, and not on a net basis.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

9.2. Significant judgments, estimates and assumptions

Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. Significant judgment is required of management to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.

9.3. Reconciliation of income tax expense

	2024	2023	2022

Profit (loss) before income taxes	(1,017,629)	1,970,818	(387,290)
Brazilian statutory rate	34%	34%	34%
Tax income (expense) at the statutory rate	345,994	(670,078)	131,679

Tax effect of income (expense) that are not taxable (deductible) for tax purposes:
Profit from entities subject to different tax rates	317,023	228,953	48,594
Profit (loss) from entities subject to different tax rates - Mark to market on equity securities designated at FVPL	—	10,395	(290,039)
Research and development tax benefits ("Lei do Bem")	50,443	59,155	10,275
Interest payments on net equity (a)	25,294	—	560
Software business goodwill impairment loss (b)	(1,209,737)	—	—
Recognition of deferred income tax unrecognized in previous periods	20,533	24,156	1,292
Unrecognized deferred income tax in the period	(34,467)	(15,966)	(33,465)
Equity pickup on associates	136	(1,421)	(1,220)
Other tax incentives	13,746	8,123	3,827
Other permanent differences	(18,386)	(13,715)	(10,609)
Total tax expense	(489,421)	(370,398)	(139,106)
Effective tax rate	(48%)	19%	(36%)

Current income tax and social contribution	(527,919)	(345,813)	(292,172)
Deferred income tax and social contribution	38,498	(24,585)	153,066
Total tax expense	(489,421)	(370,398)	(139,106)

(a)	Interest payments on net equity is a distribution to shareholders of Brazilian entities following a formula based on the capital of the entity and an annual rate determined by regulation which is tax deductible. Interest on net equity is carried out between the Group’s companies.

(b)	As described in Note 11.4, the Group recognized an impairment loss on software business goodwill in the amount of R$ 3,558,049 on December 31, 2024. According to IAS 12 – Income Taxes, the recognition of a deferred tax liability on initial recognition of goodwill, as well on subsequent effects related with such initial recognition, is not permitted. Consequently, no deferred tax effect has been recognized on goodwill impairment.

9.4. Deferred income taxes by nature

	December 31, 2023	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill	December 31, 2024
Assets at FVOCI	179,944	39,873	—	—	219,817
Losses available for offsetting against future taxable income	343,313	—	(40,392)	—	302,921
Other temporary differences	302,551	—	82,390	—	384,941
Tax deductible goodwill	42,625	—	(37,615)	—	5,010

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Share-based compensation	123,211	—	37,037	—	160,248
Contingencies arising from business combinations	36,320	—	3,872	—	40,192
Technological innovation benefit	(9,038)	—	4,910	—	(4,128)
Temporary differences under FIDC	(224,733)	—	(54,572)	—	(279,305)
Intangible assets and property and equipment arising from business combinations	(676,215)	—	42,868	(5,381)	(638,728)
Deferred tax, net	117,978	39,873	38,498	(5,381)	190,968

	December 31, 2022	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill	December 31, 2023
Assets at FVOCI	215,730	(35,786)	—	—	179,944
Losses available for offsetting against future taxable income	385,634	—	(42,321)	—	343,313
Other temporary differences	273,625	—	28,926	—	302,551
Tax deductible goodwill	69,017	—	(26,392)	—	42,625
Share-based compensation	58,815	—	64,396	—	123,211
Contingencies arising from business combinations	51,313	—	(14,993)	—	36,320
Assets at FVPL	(993)	—	993	—	—
Technological innovation benefit	(31,557)	—	22,519	—	(9,038)
Temporary differences under FIDC	(147,924)	—	(76,809)	—	(224,733)
Intangible assets and property and equipment arising from business combinations	(693,936)	—	19,096	(1,375)	(676,215)
Deferred tax, net	179,724	(35,786)	(24,585)	(1,375)	117,978

9.5. Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$147,735 as of December 31, 2024 (2023 – R$133,710) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of probable recoverability in the near future.

10.	Property and equipment

10.1. Accounting policy

All property and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any (Note 10.5). Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss. The Group also derecognizes Pin Pads & POS held by customers that have not been used in the past 180 or 360 days, depending on the category of customer.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

10.2. Significant judgments, estimates and assumptions

Property and equipment assets include the preparation of estimates to determine the useful life for depreciation purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.

The Group evaluated the useful life of Property and equipment assets and concluded that no change on the estimates of useful life and residual value of this assets was necessary for the year ended December 31, 2024.

The estimated useful lives for the Property and equipment are substantially as follows:

Estimated useful lives (years)
Pin Pads & POS	5
IT equipment	3 – 10
Facilities	5 – 10
Furniture and fixtures	10
Machinery and equipment	5 – 10
Vehicles and airplanes	2 – 10

10.3. Changes in Property and equipment

	December 31, 2023	Additions	Disposals (a)	Transfers	Effects of changes in foreign exchange rates	Business combination (b)	December 31, 2024
Cost
Pin Pads & POS	2,359,314	682,308	(107,770)	—	—	—	2,933,852
IT equipment	295,330	34,252	(32,050)	2,782	49	423	300,786
Facilities	77,594	6,583	(559)	19,609	—	—	103,227
Machinery and equipment	23,950	3,863	(4,935)	575	(1)	—	23,452
Furniture and fixtures	22,684	930	(268)	3,006	11	15	26,378
Vehicles and airplane	27,175	346	(47)	—	5	—	27,479
Construction in progress	30,962	28,265	(3,568)	(25,972)	—	—	29,687
Right-of-use assets - Equipment	4,880	—	(197)	—	—	—	4,683
Right-of-use assets - Vehicles	31,976	18,368	(29,271)	—	—	—	21,073
Right-of-use assets - Offices	179,154	89,022	(24,870)	—	117	—	243,423
	3,053,019	863,937	(203,535)	—	181	438	3,714,040
Accumulated depreciation
Pin Pads & POS	(1,065,406)	(535,996)	91,370	—	—	—	(1,510,032)
IT equipment	(172,517)	(55,960)	29,150	—	(204)	—	(199,531)
Facilities	(30,507)	(14,313)	544	—	638	—	(43,638)
Machinery and equipment	(20,039)	(6,890)	4,814	—	1,413	—	(20,702)
Furniture and fixtures	(6,798)	(2,390)	51	—	(34)	—	(9,171)
Vehicles and airplane	(5,468)	(3,092)	35	—	(15)	—	(8,540)
Right-of-use assets - Equipment	(1,150)	(53)	197	—	—	—	(1,006)
Right-of-use assets - Vehicles	(23,302)	(14,839)	28,384	—	—	—	(9,757)
Right-of-use assets - Offices	(65,935)	(34,879)	23,117	—	31	—	(77,666)
	(1,391,122)	(668,412)	177,662	—	1,829	—	(1,880,043)

Property and equipment, net	1,661,897	195,525	(25,873)	—	2,010	438	1,833,997

(a)	Includes Pin Pad & POS derecognized for not being used by customers after a period of time. Includes also impairment losses of PinPads & POS in the amount of R$ 4.679 for cost and R$ 2.403 for accumulated depreciation.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(b)	More details in Note 23.3.

	December 31, 2022	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	December 31, 2023
Cost
Pin Pads & POS	1,948,382	563,884	(152,952)	—	—	—	2,359,314
IT equipment	262,405	51,743	(27,612)	8,754	165	(125)	295,330
Facilities	91,820	2,488	(20,846)	4,669	(68)	(469)	77,594
Machinery and equipment	23,521	4,241	(2,702)	—	(93)	(1,017)	23,950
Furniture and fixtures	24,150	1,025	(3,413)	960	(16)	(22)	22,684
Vehicles and airplane	27,296	49	(14)	—	(5)	(151)	27,175
Construction in progress	50,320	192	(5,167)	(14,383)	—	—	30,962
Right-of-use assets - Equipment	4,823	64	(7)	—	—	—	4,880
Right-of-use assets - Vehicles	43,794	3,785	(15,603)	—	—	—	31,976
Right-of-use assets - Offices	205,450	29,405	(56,255)	—	—	554	179,154
	2,681,961	656,876	(284,571)	—	(17)	(1,230)	3,053,019
Accumulated depreciation
Pin Pads & POS	(740,468)	(455,632)	130,694	—	—	—	(1,065,406)
IT equipment	(145,406)	(53,143)	26,027	—	—	5	(172,517)
Facilities	(37,739)	(13,671)	20,618	—	—	285	(30,507)
Machinery and equipment	(18,571)	(4,463)	2,495	—	—	500	(20,039)
Furniture and fixtures	(7,054)	(2,316)	2,560	—	—	12	(6,798)
Vehicles and airplane	(2,437)	(3,123)	51	—	—	41	(5,468)
Right-of-use assets - Equipment	(1,031)	(129)	10	—	—	—	(1,150)
Right-of-use assets - Vehicles	(21,663)	(15,988)	14,349	—	—	—	(23,302)
Right-of-use assets - Offices	(66,414)	(36,846)	36,858	—	—	467	(65,935)
	(1,040,783)	(585,311)	233,662	—	—	1,310	(1,391,122)

Property and equipment, net	1,641,178	71,565	(50,909)	—	(17)	80	1,661,897

10.4. Depreciation and amortization charges

Depreciation and amortization expense has been charged to the consolidated statement of profit or loss as follows:

	2024	2023	2022
Cost of services	688,491	606,639	529,793
General and administrative expenses	222,169	229,394	226,353
Selling expenses	38,734	42,148	43,879
Other income (expenses), net	—	—	301
Depreciation and Amortization charges	949,394	878,181	800,326
Depreciation charge	668,412	585,311	513,413
Amortization charge (Note 11.3)	280,982	292,870	286,913
Depreciation and Amortization charges	949,394	878,181	800,326

10.5. Impairment test

As of December 31, 2024, 2023 and 2022, there were no indicators of impairment of property and equipment. Property and equipment were tested for impairment at the Cash Generating Units (“CGUs”) level in connection with intangible assets and investments in associates (Note 11.4).

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

11.	Intangible assets

11.1. Accounting policy

11.1.1. Initial recognition

Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform are capitalized. Capitalized costs, which occur post determination by Management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets over the development phase. Research and pre-feasibility development costs, as well as maintenance and training costs, are charged to profit or loss when incurred.

Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date.

11.1.2. Subsequent recognition

The useful lives of intangible assets are assessed as finite or indefinite. As of December 31, 2024 and 2023 the Group holds trademarks, patents and goodwill as indefinite life intangible assets. Intangible assets with finite useful lives are amortized over their estimated useful lives on a straight-line basis. Intangible assets with indefinite lives are not amortized. In both cases the intangible asset is tested for impairment whenever there is an indication that their carrying amount may not be recovered. For intangible assets with indefinite live, the impairment test is annually mandatory.

The carrying amount of an intangible asset comprises of its cost net of accumulated amortization and any impairment losses recognized.

The useful life and the method of amortization for intangible assets with finite lives are reviewed at least at the end of each year or when a change in the use pattern of the asset is identified. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates, with prospective effects.

The amortization of intangible assets with definite lives is recognized in profit or loss as an expense consistent with the use of intangible assets.

Gains and losses resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount and are recognized in profit or loss.

11.1.3. Impairment test

The Group performs the impairment test of the assets in the scope of IAS 36 - Impairment of assets when (i) it observes an indication that an asset may be impaired or (ii) annually, whenever the entity has non-ready-to-use assets or goodwill. Assets of the Group subject to IAS 36 are intangible assets (including goodwill), property and equipment and investments in associates.

Assets are tested individually, whenever possible, or allocated to CGU or group of CGUs. For the purpose of goodwill impairment testing, goodwill is allocated to the CGU or group of CGUs, which are expected to benefit from the synergies of the business combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGU or groups of CGUs.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The impairment test consists of a comparison between (i) the carrying amount of the asset, CGU, or group of CGUs and (ii) its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is the higher of (i) its fair value less costs of disposal and (ii) its value in use. If the carrying amount exceeds the recoverable amount an impairment loss is recognized.

In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses of continuing operations are recognized in the statement of profit or loss as expenses consistent with the function of the impaired asset. Impairment losses can be reversed in future periods, except for impairment losses of goodwill.

See Note 11.4 for details in the model and key assumptions adopted in the annual goodwill impairment test.

11.2. Significant judgments, estimates and assumptions

11.2.1. Estimated useful lives

Accounting for intangible assets requires to estimate the useful life of those assets for amortization purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.

The Group evaluated the useful life of its intangible assets and concluded that no change of estimate of useful life and residual value of these assets was necessary for the year ended December 31, 2024.

The useful lives for the intangible assets with definite lives are presented below:

Estimated useful lives (years)
Software	3 – 10
Customer relationship	2 – 34.5
Trademarks and patents	7 – 30.9
Non-compete agreement	5

11.2.2. Value in use calculation in the impairment test

The value in use calculation is based on a DCF model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are the most relevant for the impairment test of goodwill recognized by the Group.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

11.3. Changes in Intangible assets

	December 31, 2023	Additions	Disposals (a)	Software business goodwill impairment loss (b)	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination (c)	December 31, 2024
Cost
Goodwill - acquisition of subsidiaries	5,634,903	—	(44,536)	(3,558,049)	—	—	10	45,787	2,078,115
Customer relationship	1,793,696	4,290	(8,054)	—	—	—	—	5,324	1,795,256
Trademarks and patents	550,999	2,067	(11,829)	—	—	—	—	—	541,237
Software	1,334,698	165,040	(172,031)	—	79,483	—	2,070	10,502	1,419,762
Non-compete agreement	26,024	—	—	—	—	—	—	—	26,024
Operating license	5,674	—	(5,674)	—	—	—	—	—	—
Software in progress	274,608	326,779	(17,230)	—	(79,143)	—	—	—	505,014
Right-of-use assets - Software	50,558	33,394	(1,121)	—	—	—	(2)	—	82,829
	9,671,160	531,570	(260,475)	(3,558,049)	340	—	2,078	61,613	6,448,237
Accumulated amortization
Customer relationship	(343,981)	(60,333)	990	—	—	—	—	—	(403,324)
Trademarks and patents	(20,219)	(9,401)	3,350	—	—	—	—	—	(26,270)
Software	(474,163)	(190,718)	154,787	—	(340)	(413)	(89)	—	(510,936)
Non-compete agreement	(12,834)	(4,872)	—	—	—	—	—	—	(17,706)
Operating license	(5,673)	—	5,673	—	—	—	—	—	—
Right-of-use assets - Software	(19,371)	(15,658)	3,130	—	—	—	—	—	(31,899)
	(876,241)	(280,982)	167,930	—	(340)	(413)	(89)	—	(990,135)

Intangible assets net	8,794,919	250,588	(92,545)	(3,558,049)	—	(413)	1,989	61,613	5,458,102

(a)	Includes impairment losses of Software and Software in progress in the amount of R$ 138,337 for cost and R$ 136,433 for accumulated amortization.

(b)	More details in Note 11.4.

(c)	More details in Note 23.3.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2022	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination	December 31, 2023
Cost
Goodwill - acquisition of subsidiaries	5,647,421	—	—	—	—	(10,358)	(2,160)	5,634,903
Customer relationship	1,793,405	6,285	(7,934)	—	—	—	1,940	1,793,696
Trademarks and patents	551,000	1	(2)	—	—	—	—	550,999
Software	1,162,311	220,627	(62,862)	23,160	681	(11,323)	2,104	1,334,698
Non-compete agreement	26,024	—	—	—	—	—	—	26,024
Operating license	5,674	—	—	—	—	—	—	5,674
Software in progress	66,820	254,664	(23,716)	(23,160)	—	—	—	274,608
Right-of-use assets - Software	88,254	34,163	(71,859)	—	—	—	—	50,558
	9,340,909	515,740	(166,373)	—	681	(21,681)	1,884	9,671,160
Accumulated amortization
Customer relationship	(278,032)	(70,690)	4,741	—	—	—	—	(343,981)
Trademarks and patents	(10,816)	(9,404)	1	—	—	—	—	(20,219)
Software	(337,935)	(184,397)	43,581	—	—	4,588	—	(474,163)
Non-compete agreement	(7,751)	(5,083)	—	—	—	—	—	(12,834)
Operating license	(6,108)	(16)	451	—	—	—	—	(5,673)
Right-of-use assets - Software	(67,935)	(23,280)	71,844	—	—	—	—	(19,371)
	(708,577)	(292,870)	120,618	—	—	4,588	—	(876,241)

Intangible assets, net	8,632,332	222,870	(45,755)	—	681	(17,093)	1,884	8,794,919

11.4. Impairment test

The Group performs its impairment test annually or more frequently if it observes an indication that a potential impairment exists by testing the impairment of the CGUs (or groups of CGUs) that contain goodwill and / or indefinite useful-life intangible assets. In 2024, the Group defined three CGUs, for which goodwill had been allocated to two of them, as follows:

		October 31, 2024		October 31, 2023
CGU	Description	Goodwill allocated	Indefinite useful-life intangible assets allocated	Goodwill allocated	Indefinite useful-life intangible assets allocated

CGU 1 – Financial services	Companies related to financial solutions are included in this CGU. The Group considers these companies as a CGU due to the integrated financial solutions provided by them.	443,764	14,516	444,140	14,497
CGU 2 – Software (a)	This CGU includes technological solutions offered to the Group's customers.	1,630,501	245,171	5,147,296	248,422
CGU 3 –TAG (b)	Due to the specific service related to financial assets registration provided by this enterprise and its independence of the other Group’s CGUs, the Group considers TAG as a separate CGU.	—	—	—	—

(a)	After recognition of impairment loss.

(b)	As of December 31, 2023 UGC TAG, was presented together with UGC Pinpag, which was divested on 2024.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

As from 2023, the Group changed the date of the mandatory annual impairment test for goodwill and indefinite useful-life intangible assets to October 31 in order to better align the date with the timing of its financial budgeting and forecasting cycle. The recoverable amount of the Group’s CGUs as of October 31, 2024 and as of October 31, 2023 has been determined based on a value in use calculation using cash flow projections from financial budgets approved by Board of Officers, covering a period of five years in 2024 and 2023.

The key assumptions considered in value in use calculation for all of the Group’s CGUs are as follows:

•	Free cash flow to equity for the five years forecasted period.

•	Average annual growth rate of the free cash flows over the five-year forecast period, based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts.

•	Considered a pre-tax discount rate applied to discount future cash flows of between 11.12% and 11.83% (2023 – between 11.73% and 13.75%), based on long-term interest rate, country risk premium, industry adjusted beta and other variables.

•	Considered a perpetuity growth rate of 5.00% (2023 – 6.00%), based on long-term local inflation and real growth.

As a result of the Group’s annual impairment test as of October 31, 2024, an impairment loss of R$ 3,558,049 was recognized for CGU 2 – Software, since the estimated recoverable amount of this cash generating unit was lower than the net book value. As of October 31, 2023, there were no indicators of impairment of finite-life intangible assets.

The impairment was charged to goodwill of CGU 2 – Software against profit and loss (Software business goodwill impairment loss). The recoverable amount of CGU 2 on October 31, 2024 was estimated at R$ 4,402,426. After 3 years of the acquisition of Linx, the main asset of CGU 2, and as part of a strategic review performed during the fourth quarter of 2024, the Group revisited the strategy for the Software segment, as well as the achievable potential synergies of that segment with the Financial Services segment. As result of the strategic review, the Group reduced the estimates of both expected revenue growth and of synergies of CGU 2 which resulted in an impairment loss.

For CGU 1 and CGU 3, management did not identify an impairment. The Group carried out a sensitivity analysis of the impairment test considering four independent scenarios of key assumptions deterioration, as follows: (i) a decrease of 1,000 basis points in the average annual growth of the free cash flow over the five-year forecasted period; (ii) an increase of 100 basis points in the pre-tax discount rate; and (iii) a decrease of 50 basis points in the perpetuity rate applied after the last year of projected free cash flow. The sensitivity analysis did not indicate an impairment loss on the CGUs 1 and 3 carrying amounts.

12.	Taxes payable

	December 31, 2024	December 31, 2023
Income tax (IRPJ and CSLL) (a)	385,819	366,366
Contributions over revenue (PIS and COFINS) (b)	95,026	76,719
Withholding income tax	45,896	43,238
Taxes on services (ISS) (b)	14,802	13,367
Withholding taxes from services taken (c)	5,230	5,392
Social security levied on gross revenue (INSS)	3,927	1,239
Other taxes and contributions	9,550	7,978
	560,250	514,299

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(a)	Some income from investment funds is only taxed when redemption occurs. Accordingly, on December 31, 2024, the amount of R$ R$ 365,629 (R$ 356,599 on December 31, 2023) was recorded as income tax on an accrual basis. The expense for current income tax is recognized in the statement of profit or loss under "Income tax and social contribution" against taxes payable. An advance payment of income tax when due is recognized during the tax year as Recoverable taxes (Note 8).

(b)	PIS/COFINS and ISS are measured based on the revenues of the Brazilian entities of the Group and are recognized as a deduction to gross revenue.

(c)	Amount relative to PIS, COFINS, IRPJ and CSLL, withheld from suppliers and paid by the Group on their behalf. These amounts are recognized as a tax liability, with no impact to the statement of profit or loss.

13.	Transactions with related parties

Related parties comprise the Group’s parent companies, key management personnel and any businesses which are controlled, directly or indirectly by the founders, officers and directors or over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

The following transactions were carried out with related parties:

	2024	2023	2022
Sales of services
Associates (legal and administrative services) (a)	11	153	86
Entity controlled by management personnel (b)	—	6	3
	11	159	89
Purchases of goods and services
Associates (transaction services) (b)	(2,642)	(3,207)	(1,800)
	(2,642)	(3,207)	(1,800)

(a)	Related to services provided to Trinks, APP, and Tablet Cloud in 2023 and 2024, as well as Banco Inter S.A. (“Banco Inter”), Zurich Brasil Companhia de Seguros (“Zurich”), and Genova Corretora de Seguros ltda. (“Genova”) in 2023.

(b)	Related mainly to expenses paid to Trinks, RH Software, APP, Agilize, Tablet Cloud, and Neomode in 2023 and 2024, as well as Banco Inter in 2023 for consulting services, marketing expenses, sales commissions, and software licenses for new customer acquisition.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

As of December 31, 2024, some officers and directors had subscribed to the Group’s banking solutions. The total amount recognized in Retail deposits is R$ 108 (2023 – R$ 253).

13.1. Year-end balances

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	December 31, 2024	December 31, 2023

Loans to associate	613	2,512
Receivables from related parties	613	2,512

As of December 31, 2024, there is no allowance for expected credit losses on related parties receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

13.2. Key management personnel compensation

Management includes executive officers and members of Board of Directors of the Group and compensation consists of fixed compensation, profit sharing and benefits plus any corresponding social or labor charges and or provisions for such charges. Compensation expenses are recognized in profit or loss of the Group. For the years ended December 31, 2024, 2023 and 2022, compensation expense was as follows:

	2024	2023	2022
Short-term benefits	70,790	64,904	45,169
Share-based payments (Note 20.4)	66,523	86,215	64,038
	137,313	151,119	109,207

14.	Provision for contingencies

14.1. Accounting policy

Some entities of the Group are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels.

Provisions for legal claims (labor, civil and tax) are recognized when (i) there is a present obligation (legal or constructive) as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle such obligation; and (iii) a reliable estimate can be made of the amount of the obligation.

If there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole, even if the likelihood of an outflow for a specific claim included in the same class of obligations may be small. A provision is recognized even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.

Provisions are measured by the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions are recognized at the present value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation whenever the effect of the time value of money is material. The increase in the provision due to the passage of time is recognized as Financial expenses, net.

Where the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement, if applicable.

14.2. Significant judgments, estimates and assumptions

Possible losses are based on the actual historical costs in the respective judicial courts for similar cases. In general, upon final determination, actual losses are a fraction of the total amounts claimed.

For probable losses, individually non-significant lawsuits of a similar nature such as a portfolio, are measured, grouped and provided to cover the losses based on the most recent 12-month average loss for these types of lawsuits. For individually significant losses or those of a non-repetitive nature, the Group continues to assess the probability and the amount of the losses considered probable on a case-by-case basis.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

14.3. Probable losses, provided for in the statement of financial position

The Group’s companies are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels, as well recognize risks of their activities that may require the recording of provisions. The amount, nature and the changes of the liabilities during 2024 and 2023 are summarized as follows:

	Civil	Labor	Tax	Total
Balance as of December 31, 2022	25,324	24,460	160,592	210,376
Additions	46,723	38,533	23,607	108,863
Reversals	(22,598)	(24,624)	(55,816)	(103,038)
Interest	3,846	3,218	19,613	26,677
Payments	(17,433)	(1,882)	(14,697)	(34,012)
Balance as of December 31, 2023	35,862	39,705	133,299	208,866
Additions	58,954	72,982	2	131,938
Reversals	(23,939)	(31,106)	(15,667)	(70,712)
Interest	4,770	7,656	13,827	26,253
Payments	(31,185)	(17,745)	(10,009)	(58,939)
Balance as of December 31, 2024	44,462	71,492	121,452	237,406

14.3.1. Civil lawsuits

In general, provisions and contingencies arise from claims related to lawsuits of a similar nature, with individual amounts that are not considered individually significant. The nature of the civil litigations is categorized according to the primary business of the Group. Substantial provisions are summarized in two business domains, namely (i) acquiring, totaling R$ 24,486 as of December 31, 2024 (2023 - R$ 18,556) and (ii) banking, totaling R$ 16,027 as of December 31, 2024 (2023 - R$ 12,559).

14.3.2. Labor claims

In the context of Labor Courts, the Group encounters recurrent lawsuits, primarily falling in two categories: (i) labor claims by former employees and (ii) labor claims brought forth by former employees of outsourced companies contracted by the Group. These claims commonly center around issues such as the claimant’s placement in a different trade union and payment of overtime. The initial value of these lawsuits is asserted by the former employees at the commencement of the legal proceeding and the provision recognized represents the best estimate of the expenditure required to settle the obligation.

14.4. Possible losses, not provided for in the statement of financial position

The Group has the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on the advice of the legal counsel, for which no provision was recognized:

	December 31, 2024	December 31, 2023
Civil	64,104	50,762
Labor	2,227	2,179
Tax	95,882	181,163
Total	162,213	234,104

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

14.4.1. Civil lawsuits

The Group is a party to several legal actions whose subjects are connected to its ordinary operations. In this regard, civil lawsuits have been categorized according to the Group’s primary business fronts, mainly: (i) acquiring, amounting to R$ 22,099 as of December 31, 2024 (2023 - R$ 19,945); and (ii) software, amounting to R$ 29,076 as of December 31, 2024 (2023 - R$ 28,412). For the software product line, there is significant indemnity lawsuit filed by an indirect supplier, for the utilization of a specific software provided by the partner, amounting to R$ 26,835 as of December 31, 2024 (2023 - R$ 25,596).

The Group is also involved in a securities class action related to its credit product. However, due to the early stages of litigation and the lack of economic expert analysis or the benefit of discovery, we do not believe potential damages can be reasonably quantified or estimated.

14.4.2. Labor claims

The Group frequently receives lawsuits through the labor courts, primarily for two categories: (i) labor claims by former employees and (ii) labor claims by former employees of outsourced companies contracted by the Group (as a secondary obligor). These claims typically revolve around matters such as the claimant’s placement in a different trade union and payment of overtime. An initial value of these lawsuits is claimed by the former employees at the beginning of the proceeding. The actual amounts of possible contingencies when disbursed correspond to a fraction of the amount initially requested by the claimants – this lower fraction is calculated based on the Group’s track record of losses, considering similar cases. As the lawsuits progress, the reported risk amount may change, particularly following new court decisions.

14.4.3. Tax litigations

The nature of the tax litigations is summarized as follows:

An action for annulment of tax debts regarding the tax assessment issued by the State tax authorities alleging that the Group would have leased equipment and data center spaces from January 2014 to December 2015, on the grounds that the operations are analogous to telecommunications services and therefore would be subject to State tax at the rate of 25% plus a fine equivalent to 50% of the updated tax amount for failure to issue ancillary tax obligations. As of December 31, 2024, the updated amount recorded as a probable loss is R$ 30,962 (2023 - R$ 27,937), and the amount of R$ 30,658 (2023 - R$ 29,727) is considered as a possible loss (contingency arising from the acquisition of Linx).

During 2023 and 2024, the Group received tax assessments issued by a municipal tax authority relating to the allegedly insufficient payment of tax on services rendered. Considering a win and the consequent reduction of the amounts being claimed, as of December 31, 2024, the updated amount of the claims is R$ 41,579 (2023 - R$ 129,141).

14.5. Judicial deposits

For certain contingencies, the Group has made judicial escrow deposits, which are legal reserves required by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

The amount of the judicial deposits as of December 31, 2024 is R$ 13,317 (2023 - R$ 22,507), which are included in Other assets in the non-current assets.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

15.	Equity

15.1. Authorized capital

On December 31, 2024 and 2023, the Company’s issued capital totaled R$ 76. The Company has an authorized share capital of US Dollar 50 thousand, corresponding to 630,000,000 authorized shares with a par value of US Dollar 0.000079365 each. The Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

15.2. Subscribed and paid-in capital and capital reserve

The Articles of Association provide that at any time when there are Class A common shares issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Islands Law, the balance in this account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Islands Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

The changes in the number of shares during 2024 and 2023 are summarized below:

	Number of shares
	Class A	Class B	Total
At December 31, 2022	294,124,829	18,748,770	312,873,599
Vested awards (a)	1,373,921	—	1,373,921
At December 31, 2023	295,498,750	18,748,770	314,247,520
Conversions	1,823,680	(1,823,680)	—
At December 31, 2024	297,322,430	16,925,090	314,247,520

(a)	In 2023, the Company delivered 1,373,921.00 shares, due to vesting of RSUs.

15.3. Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

During the years presented, the Board of Directors approved programs to repurchase outstanding Class A common shares as detailed in the table below:

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Date of programs approved by the Board of Directors	Maximum amount of repurchase approved	Amounts actually repurchased under the program	Status of programs as of December 31, 2024

September-23	300,000	292,745	Program completed
November-23	1,000,000	981,345	Program completed
November-24	2,000,000	608,339	Program in progress

The main transactions involving treasury shares during the calendar year ended on December 31, 2023 were: (i) sale of 16,641 Class A common shares to Pagar.me, which were used for payment of contingent consideration related to acquisition of Trampolin Pagamentos S.A., which originally occurred in August 2021; (ii) delivery of 824 shares in the context of the transaction completed with Vitta Group in May 2020; (iii) delivery of 132,607 shares to Linx founders shareholders, in accordance with the non-compete agreement signed; (iv) delivery of 375,531 shares due to vesting of RSUs awards (Note 20.4.1); (v) transfer of 130,488 treasury shares due to the anti-dilutive mechanism of the IPO pool signed with the founders of the Company; and (vi) repurchase of 5,733,740 Class A shares for the amount of R$ 292,745.

During the year ended December 31, 2024, the changes in treasury shares correspond to (i) repurchase of 24,090,491 Class A shares in the amount of R$ 1,587,332; (ii) delivery of 1,017,725 shares due to the vesting of RSUs awards; (iii) delivery of 132,606 shares to Linx founding shareholders, by the non-compete agreement signed; (iv) delivery of 16,639 shares to the founders of Trampolin Pagamentos S.A. (incorporated by Pagar.me) as a form of payment.

As of December 31, 2024 the Company holds 28,234,941 Class A common shares in treasury (December 31, 2023 - 5,311,421).

15.4. Incentive shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, which entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of shares.

Incentive Shares are subject to a 10-year lock-up period; after that the shares are free and clear for transfer. If a participant ceases employment for any reason before the end of the 10-year lock-up period, the Company has the right (but not the obligation) to acquire the shares for the price originally paid by the participant less an applicable discount.

The incentives shares granted were classified and recognized as equity settled transaction. During 2024 and 2023, there were no repurchases of Class A common shares. The participants of the plan were granted 5,321,769 Incentive Shares. In December 31, 2024, there were still 162,152 shares subjected to the lock-up period (2023 - 325,407).

15.5. Other comprehensive income

Other comprehensive income represents the profit or loss not reported in the statement of profit and loss being separately presented in the financial statements. This includes Group transactions and operations that are not considered realized gains or losses. The table presents the accumulated balance of each category of OCI as of December 31, 2024 and 2023:

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2024	December 31, 2023
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(38,910)	(41,266)
Accounts receivable from card issuers at fair value	(425,753)	(348,529)
Unrealized loss on cash flow hedge	(125,532)	(197,188)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Fair value of equity instruments designated at fair value	291,623	254,353
Effects of hyperinflationary accounting	11,524	12,181
Total	(287,048)	(320,449)

16.	Earnings (loss) per share

16.1. Accounting policy

Basic earnings (loss) per share is calculated by dividing net income (loss) for the year attributed to the controlling shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings (loss) per share considers the number of shares outstanding for the purposes of Basic earnings (loss) plus (when dilutive) the number of potentially issuable shares computed following the treasury stock method, as required by IAS 33 - Earnings per share. All numbers of shares for the purpose of earnings per share are the weighted average during each period presented.

For share-based transactions, a calculation is done to determine the number of shares issuable, based on the number of shares granted adjusted by the difference between (i) the weighted average quoted market price during the period, and (ii) the proceeds to be obtained (if any) upon issuance of the shares. As per IAS 33, proceeds for share-based compensation instruments must include, as deemed proceeds, the amount to be recognized as compensation expense in profit and loss in future periods for such instruments.

16.2. Numerator of earnings (loss) per share

In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	2024	2023	2022
Net income (loss) attributable to controlling shareholders	(1,515,222)	1,592,065	(519,417)
Numerator of basic EPS	(1,515,222)	1,592,065	(519,417)

In determining the numerator of diluted EPS, earnings attributable to the Group is allocated as follows:

	2024	2023	2022
Numerator of basic EPS	(1,515,222)	1,592,065	(519,417)
Adjustments for expenses (revenues) related to potential common shares included in the net income attributable to controlling shareholders (a)	—	(79,062)	—
Numerator of diluted EPS	(1,515,222)	1,513,003	(519,417)

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(a)	Diluted earnings per share are calculated by adjusting the numerator of basic EPS, considering adjustments of potentially convertible instruments related to contingent consideration of acquisitions. However, due to the loss for the year ended December 31, 2022, these instruments have a non-diluting effect, therefore, they were not considered in the total numerator of diluted loss per share. As of December 31, 2024 the Company has no convertible instruments related to contingent consideration.

16.3. Basic and Diluted earnings (loss) per share

The following table contains the earnings (loss) per share of the Group for the years ended December 31, 2024, 2023 and 2022 (in thousands except share and per share amounts):

	2024	2023	2022
Numerator of basic EPS	(1,515,222)	1,592,065	(519,417)

Weighted average number of outstanding shares	301,514,333	312,574,647	308,905,398
Weighted average number of contingently issuable shares with conditions satisfied	180,846	12,941	—
Denominator of basic EPS	301,695,179	312,587,588	311,880,008

Basic earnings (loss) per share - R$	(5.02)	5.09	(1.67)

Numerator of diluted EPS	(1,515,222)	1,513,003	(519,417)

Denominator of basic EPS	301,695,179	312,587,588	311,880,008
Share-based instruments (a) (Note 16.3.1)	—	6,679,569	—
Denominator of diluted EPS	301,695,179	319,267,157	311,880,008

Diluted earnings (loss) per share - R$	(5.02)	4.74	(1.67)

(a)	Including share-based compensation, contingent consideration and non-compete agreement with founders of Linx. Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments. However, due to the loss for the years ended December 31, 2022 and 2024, these instruments issued have a non-diluting effect, therefore, they were not considered in the total number of outstanding shares to determine the diluted loss per share.

16.3.1. Detail of potentially issuable common shares for purposes of Diluted EPS

For the year ended December 31, 2023, the potentially issuable common shares consider the difference between the issuable shares under share-based instruments and the number of shares that potentially be purchased at the weighted average market price of the shares during the period with the amount of future compensation expense of those share-based instruments, as presented as follows:

2023
Shares issuable under share-based payment plans for which performance conditions have already been met	13,578,978
Total weighted average shares that could have been purchased: compensation expense to be recognized in future periods divided by the weighted average market price of Company’s shares	(8,944,168)
Other total weighted average shares potentially issuable for no additional consideration	2,044,759
Share-based instruments	6,679,569

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

17.	Revenue and income

17.1. Accounting policy

17.1.1. Revenue from contracts with clients

Revenue is recognized when the Group has transferred control of the services to the clients, in an amount that reflects the consideration the Group expects to collect in exchange for those services. The Group applies the following five steps:

•	Identification of the contract with a client;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the entity satisfies a performance obligation.

Revenue is recognized net of taxes collected from clients, which are subsequently remitted to governmental authorities.

The revenue from contracts with clients of the Group is presented as follows.

17.1.1.1. Transaction activities and other services

For financial solution, the Group’s core performance obligations are to provide electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit, debit and voucher cards, as well as fees for other services. The Group’s promise to its clients is to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the clients’ use (e.g., number of payment transactions processed). Therefore, the total consideration received for services provided to the client is variable despite the price for each transaction being specified by contract. The Group recognizes the transaction fee at a point in time considering the contractual right to bill its clients for each processed transaction.

Revenue from transaction activities is recognized net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks. The Group does not bear the significant risks and rewards, being an agent in those services as follows:

•	The Group facilitates the acquisition of payment information and management of the client relationship, it is not primarily responsible for the authorization, processing and settlement services performed by payment schemes networks and card issuers;

•	The Group has no latitude to establish the assessment and interchange fees applied to card issuers and payment scheme networks. The Group generally has the right to increase its merchant discount rate to protect its net commission when interchange and assessment fees are increased by payment schemes networks;

•	The Group does not collect the interchange fee that is retained by the card issuer and effectively acts as a clearing house in collecting and remitting assessment fees and payment settlements on behalf of payment scheme networks and clients; and

•	The Group does not bear the credit risk of the cardholder (i.e., the client’s customer). It does bear credit risk from the card issuer for the payment settlement and assessment fees. Card issuers are qualified by the payment scheme networks. Receivables can be considered to be collateralized by the cardholder’s invoice settlement proceeds. As such, the Group’s exposure to credit risk is generally low.

Other services mainly comprises:

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

•	Membership fee from customers is one-time charge for specific products for which there is not a recurring fee for the use of Pin Pads & POS. Revenue up to December 31, 2023 was recognized at agreement inception when all risks and benefits of the transaction are transferred to the customer and the Group obtains the contractual rights related to fee. From January 1, 2024 onwards, the Group recognizes revenues from membership fees deferred through the expected lifetime of the client. The new criteria has been adopted and the Group has applied prospectively because the effect of the change from the old criteria was not material to the consolidated financial statements both for the current and past periods. For further details see Note 17.3.

•	Fees charged to customers for services related to banking money-in volumes (transfers received under TED, Pix and “boleto” products and interchange as fees from transactions on other networks using credit and debit card issued by the Group), and money-out volumes (transfers made under products as Pix Out, wire transfers, bill payments, boletos paid, withdrawals, recharge and other transactions). The revenue is recognized at each transactions date.

17.1.1.2. Subscription services and equipment rental

For software solutions and equipment rental the Group’s core performance obligations are to provide: (a) recurring subscription services, such as reconciliation, business automatization solutions, services to provide the client with the right of use of software in a cloud-based, where the client has no right to end the contract and become the owner of the software, and revenues related to technological support, help desk, equipment rental and software hosting services; (b) non-recurring services, such as implementation services, personalization, training, and other services; and (c) operating leases of electronic capture equipment to clients.

The Group has concluded that it is the principal for purposes of its revenue arrangements, because it controls the services before transferring them to the client.

The Group’s subscription services generally consist of services sold as part of a new or existing agreement or sold as a separate service. The Group’s subscription services may or may not be considered distinct based on the nature of the services being provided. Subscription service fees are charged as a fixed monthly fee, and the related revenue is recognized over time, either as the subscription services are performed or as the services from a combined performance obligation are transferred to the client (over the term of the related transaction and processing agreement).

The Group accounts for equipment rental as a separate performance obligation and recognizes the revenue at its standalone selling price, considering that rental is charged as a fixed monthly fee. Revenue is recognized on a straight-line basis over the contractual lease term, beginning when the client obtains control of the equipment lease. The Group does not manufacture equipment, but purchases equipment from third-party vendors.

17.1.1.3. Contracts with multiple performance obligations

The Group’s contracts with its clients can consist of multiple performance obligations and the Group accounts for individual performance obligations separately if they are distinct (e.g., setup services and subscription fees in the same contract). When equipment or services are bundled in an agreement with a client, the components are separated using the relative stand-alone selling price of the components which is based on the Group’s customary pricing for each element in separate transactions.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

17.1.1.4. Costs to obtain and fulfill a contract

The Group incurs certain costs to obtain and fulfill a contract that are capitalized at the inception of the transaction for new customer contracts, for recurring customers these costs are not capitalized. The cost comprises mainly commissions to sellers in order to obtain a contract and logistic costs to fulfill a contract. The asset recognized is amortized on a straight-line basis over the expected life of merchants. As of December 31, 2024, the Group had a carrying amount of R$ 227,799 (2023 – R$ 190,239) recognized under Other assets and R$ 95,627 (2023 – R$ 110,035 and 2022 – R$ 97,982) as amortization recognized in the statement of profit or loss.

17.1.2. Financial income

Comprised mainly of:

•	discount fees charged for the prepayment to clients of their installment receivables. The discount is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Revenue is recognized in full when the amount is prepaid to the client;

•	interest income over floating account balances; and

•	interest income on loans.

A loan is considered in default if there is any indication that it will not be fully honored even if the loan is not in arrears.

Loans classified as Stage 1 or 2 have interest income recognized by applying the EIR to the gross carrying amount of the asset. Once loans are classified as Stage 3, differently from Stage 1 or 2, interest income is recognized by applying the EIR to the amortized cost balance (net of the corresponding allowance for expected credit losses) rather than to the gross carrying amount. If a loan impaired is subsequently cured, it is transferred from Stage 3, back to Stage 2 or Stage 1, or to stage 1, previously unrecognized interest is recognized in profit or loss.

17.1.3. Other financial income

Comprises interest income and fair value gains (losses) of cash and cash equivalents and short-term investments.

17.1.4. Deferred revenue

The Group records deferred revenue related to hours contracted by clients for rendering of services. Revenue is recognized after provision of service. If billed amounts exceed services rendered plus recognized revenue, the difference is recorded in the statement of financial position as deferred revenue and presented in the statement of financial position as deferred revenue under “Other liabilities.”

The Group records deferred revenue for services paid by the clients but which have not yet been completed under the contract which are recognized in the statement of financial position as deferred revenue under “Other liabilities”.

The amount recognized as deferred revenue in the statement of financial position is recycled to the statement of profit or loss once the promised services are executed.

17.1.5. Sales taxes

Revenues, expenses and assets are recognized net of sales tax, except;

•	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, they are recognized as part of the cost of acquiring the asset or expense item, as applicable;

•	When the amounts receivable or payable are stated with the amount of sales taxes included.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost / expense, in the statement of profit or loss.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

	Rate
	Transaction activities and other services	Subscription services and equipment rental	Financial income

Contribution on gross revenue for social integration program (“PIS”) (a)	0.65% - 1.65%	0.65% - 1.65%	0.65%
Contribution on gross revenue for social security financing (“COFINS”) (a)	3.00% - 7.60%	3.00% - 7.60%	4.00%
Taxes on service (“ISS”) (b)	2.00% - 5.00%	2.00% - 5.00%	—
Social security levied on gross revenue (“INSS”) (c)	4.50%	—	—

(a)	PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 17.3) against tax liabilities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 8) and are offset on a monthly basis against Taxes payable (Note 12) and presented net, as the amounts are due to the same tax authority.

(b)	ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 17.3) against tax liabilities. The ISS stated in the table is applicable to the city of São Paulo and refers to the rate most commonly levied on the Group’s operations.

(c)	INSS is a social security charge usually levied on employees' wages. Companies in some economic sectors can calculate INSS based on their revenues. The subsidiaries Linx Sistemas, Equals, Hiper, Buy4, Vitta Tecnologia em Saúde S.A. and Questor have this option to pay INSS at a rate of 4.50% on gross revenue when this is a more favorable basis compared to social security tax on payroll regime.

17.2. Significant judgments, estimates and assumptions

17.2.1. Expected life of merchants

The Group estimates the expected life of two different classes of merchants in order to recognize equipment rental revenue on a straight-line basis and as a fixed monthly fee, as well as recognize the amortization of the costs of obtaining and fulfilling contracts with these merchants.

The estimate is revised annually, and is related to the average time expected for the merchants to process transactions with the Group, over the customers' life cycles.

17.3. Timing of revenue recognition

Net revenue from transaction activities and other services and discount fees charged for the prepayment of accounts payable to client are recognized at a point in time, except for membership fees which are recognized over time as mentioned in Note 17.1.1.1. All other revenue and income are recognized over time.

The Group has recognized revenue to those membership fees in the amount of R$124,811 as of December 31, 2024 (2023 - R$ 315,919). As of December 31, 2024 the Group billed R$ 286,266 in membership fees (2023 - R$ 315,919).

Net revenue from transaction activities and other services includes membership fee mentioned above and R$ 54,106 of registry business fee in December 31, 2024 (2023 - R$ 113,897 and 2022 - R$ 164,280)

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

18.	Expenses by nature

	2024	2023	2022

Software business goodwill impairment loss (Note 11.4)	3,558,049	—	—
Personnel expenses (Note 20.3)	2,972,591	2,731,089	2,508,567
Transaction and client services costs (a)	1,483,115	1,279,366	1,069,082
Marketing expenses and sales commissions (b)	993,014	772,910	632,137
Depreciation and amortization (Note 10.4)	949,394	878,181	800,326
Third party services	289,330	261,281	332,081
Other	336,383	188,288	262,658
Total	10,581,876	6,111,115	5,604,851

(a)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services and other costs.

(b)	Refers to marketing and advertising expenses as well as commissions paid to sales related partnerships.

19.	Financial expenses, net

	2024	2023	2022
Finance cost of sale of receivables (Note 22.2.5)	2,544,359	3,195,130	2,463,298
Interest on bonds	263,691	402,231	385,681
Other interest on borrowings and financing (Note 6.8.3)	792,702	293,210	548,009
Foreign exchange gains	(19,811)	(13,580)	(3,958)
Other	112,665	122,474	121,709
Total	3,693,606	3,999,465	3,514,739

20.	Employee benefits

The Group offers a combination of fixed and variable compensation, each part of the mix defined based on the nature, scope and seniority of the different job positions, aligned to market practices.

Fixed compensation is payable in cash while variable compensation is paid in cash and/or by granting share-based instruments (as described below). Whereas the variable compensation for sales and operations teams is paid monthly or quarterly in cash, other teams are paid on an annual basis, which consists of a combination of cash payments (“cash bonus”) and share-based instruments with a four-year vesting schedule (“equity bonus”). The Group may also grant incentives as part of a hiring package to attract specific talent to the senior management team.

The Group has occasionally granted share-based instruments on an individual or collective basis to reward extraordinary performance (Special Recognition Equity Awards). Such special recognition equity awards are not part of the goals-based variable compensation but rather are granted unilaterally by the Group and have a vesting schedule and /or performance conditions defined on an ad-hoc basis.

The annual “equity bonus”, hiring bonus and special recognition equity awards are part of the Long-Term Incentive Plan (¨LTIP¨) that enables the grant of share-based instruments to employees and other service providers with respect to the Class A common shares.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

20.1. Accounting policy

20.1.1. Short-term obligations

Liabilities in connection with short-term employee benefits are measured on a non-discounted basis and are expensed as the related service is provided.

The liability is recognized for the expected amount to be paid under the plans of cash bonus or short-term profit sharing if the Group has a legal or constructive obligation of paying this amount due to past service provided by employees and the obligation may be reliably estimated.

20.1.2. Share-based payment

The Group has equity settled share-based payment instruments, under which management grants shares to employees and non-employees depending on the strategy described above.

The cost of equity-settled transactions with employees is measured using their fair value at the date they are granted. The cost is expensed together with a corresponding increase in equity over the service period when the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date up to the vesting date reflects the extent to which the vesting period has elapsed and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of the instruments, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an instrument, but without an associated service requirement, are considered to be non-vesting conditions.

The dilutive effect of outstanding share-based instruments is reflected as additional share dilution in the computation of diluted earnings per share (Note 16).

20.1.3. Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing. Bonus and profit-sharing payable in cash for each individual is determined based on the following factors: corporate goals, department goals and individual performance assessment. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

20.2. Significant judgments, estimates and assumptions

20.2.1. Share-based payment

Estimating fair value for share-based instruments requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Group uses the following methodologies to estimate fair value:

•	estimation of fair value based on equity transactions with third parties close to the grant date; and

•	other valuation techniques including option pricing models such as Black-Scholes;

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.

20.3. Employee benefits expenses

	2024	2023	2022
Wages and salaries	2,107,677	1,923,480	1,727,760
Social security costs	460,311	335,081	353,789
Profit-sharing and annual cash bonus	171,931	221,289	213,942
Share-based payments	232,672	251,239	213,076
	2,972,591	2,731,089	2,508,567

20.4. Share-based payment plans

As detailed further below the Group has primarily two types of share-based instruments: Restricted Share Units (¨RSU¨) and Performance Share Units (¨PSU¨).

The Group goal-based annual equity bonus is granted entirely through RSUs for approximately 1,600 employees (10.6% of total employees). The special recognition equity awards are usually granted through a combination of RSUs and PSUs and about 200 employees (1.3% of total employees) currently have instruments outstanding.

While the majority of RSUs vesting is conditional only to a time condition, a small part vests also depending on certain Group level performance goals. Whereas all PSUs vesting are conditional to market conditions, namely Total Shareholder Return measured based on the quoted market price of the shares of StoneCo at the vesting date.

On December 31, 2024, 24,686 vested RSUs were pending settlement by issuance of shares (December 31, 2023 - R$ null).

The table below outlines the different type of instruments outstanding and changes for the years ended as of December 31, 2024, 2023 and 2022.

	Equity
	RSU	PSU	Options	Total
Number of shares
Balance as of December 31, 2022	11,507,221	7,320,367	45,159	18,872,747
Granted	5,293,655	1,141,273	—	6,434,928
Vested	(2,149,169)	—	—	(2,149,169)
Cancelled	(2,222,150)	(156,592)	—	(2,378,742)
Balance as of December 31, 2023	12,429,557	8,305,048	45,159	20,779,764
Granted	3,649,962	1,329,735	—	4,979,697
Vested (a)	(1,340,877)	—	—	(1,340,877)
Cancelled	(2,034,864)	(3,743,400)	(1,386)	(5,779,650)
Balance as of December 31, 2024	12,703,778	5,891,383	43,773	18,638,934

(a)	The Group delivered 1,017,725 treasury shares for the plan beneficiaries after withholding taxes.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

20.4.1. Restricted share units ("RSU")

RSUs have been granted to certain key employees under the LTIP to incentivize and reward such individuals. These awards are equity-classified for accounting purposes and may be granted as part of the annual equity bonus and also as special recognition equity awards (Note 20.4), with a remaining weighted average vesting period of 2 years, subject to and conditioned upon the achievement of certain targets which are generally solely service conditions. Assuming these conditions are met, awards are settled through Class A common shares. If the applicable conditions are not achieved, the awards are forfeited for no consideration.

Information on the restricted shares is summarized below (amounts in R$):

	RSU
Granted year	Vesting period	Weighted average fair value (a)	Weighted average remaining expected life (years)	Number of Outstanding Awards

2018 (b)	From 4 to 10 years of service	R$ 88.80	1.54	1,043,339
2019	From 5 to 10 years of service	R$ 136.08	1.67	5,114
2020	From 5 to 10 years of service	R$ 163.18	3.12	170,257
2021	From 1 to 10 years of service	R$ 348.49	3.68	451,626
2022	From 1 to 10 years of service	R$ 49.56	1.57	4,457,979
2023	From 1 to 9 years of service	R$ 52.22	1.99	3,347,500
2024	From 1 to 8 years of service	R$ 76.50	2.27	3,227,963
				12,703,778

(a)	Determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.

(b)	All performance conditions related with this grant were already satisfied.

20.4.2.       Performance share units ("PSU")

PSUs are equity classified for accounting purposes and the vast majority have been granted as part of special recognition equity awards (Note 20.4), with a remaining weighted average vesting period of 3.3 years. PSU grants beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) for a specific period. As detailed in Note 20.4.2.1, during 2024 some awards were modified to include an internal financial metric. If the minimum performance condition is not met the PSUs will not be delivered.

The fair value of the instruments is estimated at the grant date using the Black-Scholes-Merton pricing model, considering the terms and conditions on which the PSUs were granted, and the related expense is recognized over the vesting period. The performance condition is considered for estimating the grant-date fair value and of the number of PSUs expected to be issued, based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. The main two inputs to the model were: Risk–free interest rate and annual volatility, based on the historical stock price of the Company and relevant peers. To estimate the number of awards that are considered vested for accounting purposes the calculation considers exclusively whether the service condition is met but TSR target attainment is ignored. If TSR targets are ultimately not achieved the expense will be recognized and not reversed for those PSUs for which the service condition was met.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Information on the performance shares is as follows (amounts in R$);

	PSU
Granted year	Vesting conditions	Weighted average fair value	Volatility	Risk-free rate	Weighted average remaining expected life (years)	Number of Outstanding Awards
2022	From 1 to 5 years of service and achievement of a specified TSR	R$ 2.71	76.5% to 83.3%	2.18%to 4.34%	3.17	3,719,167
2023	From 1.4 to 5.3 years of service and achievement of a specified TSR	R$ 4.06	73.8% to 83.4%	3.95% to 5.60%	3.22	842,481
2024	From 1 to 5 years of service and achievement of a specified TSR	R$ 11.64	42.7% to 77.9%	3.72% to 5.32%	3.7	1,329,735
						5,891,383

20.4.2.1 Modification of Performance share units ("PSU")

In 2024, the Group made modifications to 3,880,096 PSU awards. The modification introduces alternative conditions as market performance for some PSU awards, and also considers an internal financial metric (adjusted by any potential capital distributions) to all of them. This change results in a higher fair value for each award, as measured by the Group through the assessment of both original and modified award fair values at the modification date, leading to an incremental fair value. This modification was also accompanied by an extension of the vesting periods, leading to a weighted average increase of one year in the vesting timeline for the PSU awards.

The fair value of the instruments was estimated on the modified date based on: i) the fair value of equity instruments and the exchange rate, both as of the modified date, and ii) the Black-Scholes-Merton pricing model, which had two inputs: risk–free interest rate and annual volatility, based on Company’s historical stock price.

The average incremental fair value of the modified awards is R$ 13.74, resulting in an impact of R$ 22,267 in 2024.

20.4.3. Options

The Group has granted awards as stock options with an exercise date between three and ten years and a fair value estimated at the grant date based on the Black-Scholes-Merton pricing model.

Information on the stock options is summarized as follows (amounts in R$ and in USD):

	Options
Granted year	Vesting period	Weighted average fair value	Volatility	Remaining expected life (years)	Exercisable at year end	Exercise price	Number of Outstanding Awards
2018	From 5 to 10 years of service	R$ 59.59	50.00%	0.5 to 5.5	12,657	USD 24.00	38,613
2019	From 3 to 5 years of service	R$ 81.71	69.80%	1.5	1,935	USD 30.00	5,160
							43,773

20.4.4. Share-based payment expenses

The total expense, including taxes and social charges, recognized as Other income (expenses), net for the programs was R$232,672 (2023 - R$ 251,239 and 2022 - R$ 213,076).

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

20.5. Labor and social security liabilities

	December 31, 2024	December 31, 2023
Accrued annual payments and related social charges	494,706	435,915
Labor liabilities and related social charges	123,154	114,135
Total labor and social security liabilities	617,860	550,050
Current	578,345	515,749
Non-current	39,515	34,301

21.	Transactions with non-controlling interests

The main transactions of non-controlling interests with the controlling shareholders were:

	Changes in non-controlling interest
	Capital contributions (deductions) by non-controlling interests	Transfers to (from) non-controlling interests	Changes in equity attributable to controlling shareholders	Consideration paid or payable to non-controlling interests
Transactions between subsidiaries and shareholders:
Transaction costs from subsidiaries	(60)	—	—	—
Equity transaction with non-controlling interests (a)	—	(20,928)	—	2,829
Non-controlling interests arising on a business combination (b)	—	3,849	—	—
For the year ended December 31, 2022	(60)	(17,079)	—	2,829

Transactions between subsidiaries and shareholders:
Equity transaction with non-controlling interests	—	49	—	—
Equity transaction related to put options over non-controlling interest	—	(3,904)	—	—
For the year ended December 31, 2023	—	(3,855)	—	—
Transactions between subsidiaries and shareholders:
Equity transaction related to put options over non-controlling interest	—	1,028	—	—
For the year ended December 31, 2024	—	1,028	—	—

(a)	On October 18, 2022, the Group lost control of its subsidiary StoneCo CI following a capital contribution by a new investor. The remaining interest of 47.75% held by the Group on StoneCo CI is classified as an investment in an associate according to IAS 28. As result of the loss of control, in accordance with IFRS 10, the Group derecognized the assets and liabilities of StoneCo CI. The amount of R$20,928 refers to shares held by non-controlling shareholders. On September 20, 2022, STNE Par fully acquired the non-controlling interest held by Sponte. The amount of R$2,829 refers to shares held by non-controlling shareholders.

(b)	Arising from the business combination between Reclame Aqui and Hubcount.

22.	Other disclosures on cash flows

22.1. Non-cash transactions

22.1.1. Operating activities

	2024	2023	2022
Changes in the fair value of accounts receivable from card issuers at FVOCI	(117,097)	98,283	(253,181)
Fair value adjustment on equity instruments/listed securities designated at FVOCI	1,623	1,912	(6,971)

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

22.1.2. Investing activities

	2024	2023	2022
Property and equipment and intangible assets acquired through lease (Note 10.3 and 11.3)	140,784	67,417	63,910

22.1.3. Financing activities

	2024	2023	2022
Unpaid consideration for acquisition of non-controlling shares	579	725	1,498
Shares of the Company delivered at Reclame Aqui acquisition	—	—	169,864

22.2. Items breakdown

22.2.1. Fair value adjustment in financial instruments designated at FVPL

	2024	2023	2022
Fair value adjustment on loans designated at FVPL	—	(127,137)	(326,491)
Adjustment on FIDC obligations designated for fair value hedge	437,347	—	—
Fair value adjustment on equity securities designated at FVPL	4,131	30,574	(853,056)
Fair value adjustment in financial instruments designated at FVPL	441,478	(96,563)	(1,179,547)

22.2.2. Interest income received, net of costs

	2024	2023	2022
Interest income received on accounts payable to clients	7,122,635	5,962,063	4,521,948
Finance cost of sale of receivables on accounts receivable from card issuers (Note 19)	(2,544,359)	(3,195,130)	(2,463,298)
Interest income received, net of costs	4,578,276	2,766,933	2,058,650

22.2.3. Purchases of property and equipment

	2024	2023	2022
Additions of property and equipment (Note 10.3)	(863,937)	(656,876)	(692,206)
Additions of right of use (IFRS 16) (Note 10.3)	107,390	33,254	47,182
Payments from previous year	(65,348)	(176,835)	(51,614)
Purchases unpaid at year end	57,413	65,348	176,835
Prepaid purchases of POS	—	(1,135)	102,070
Purchases of property and equipment	(764,482)	(736,244)	(417,733)

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

22.2.4. Purchases and development of intangible assets

	2024	2023	2022
Additions of intangible assets (Note 11.3)	(531,570)	(515,740)	(288,004)
Additions of right of use (IFRS 16) (Note 11.3)	33,394	34,163	16,728
Payments from previous year	(14,117)	(6,593)	(41,898)
Purchases unpaid at year end	5,015	14,117	6,593
Capitalization of borrowing costs	—	—	1,069
Purchases and development of intangible assets	(507,278)	(474,053)	(305,512)

22.2.5 Proceeds from the disposal of non-current assets

	2024	2023	2022
Net book value of disposed assets (Notes 10.3 and 11.3)	118,414	96,664	202,519
Net book value of disposed Leases	(4,623)	(21,225)	(52,164)
Loss on disposal of property and equipment and intangible assets	(29,365)	(66,200)	(25,347)
Disposal of Creditinfo property, equipment and intangible assets, including goodwill	—	—	(61,316)
Disposal of Pinpag property, equipment and intangible assets, including goodwill	(59,176)	—	—
Disposal of Cappta property, equipment and intangible assets	—	1,767	—
Outstanding balance	(23,504)	(10,470)	(36,684)
Proceeds from the disposal of non-current assets	1,746	536	27,008

23.	Business combinations

23.1. Accounting policy

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, including assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure non-controlling interests in the acquiree at fair value or on the basis of its proportionate share in the identifiable net assets of the acquiree. Costs directly attributable to the acquisition are expensed as incurred.

The assets acquired and liabilities assumed are measured at fair value, classified, and allocated according to the contractual terms, economic circumstances, and relevant conditions as at the acquisition date. The Group identifies and measures the assets acquired and liabilities assumed by the value obtained in preliminary assessments at the acquisition date. The Group has up to 12 months after each of the acquisitions to conclude the assessment and frequently values the assets acquired and liabilities assumed with the assistance of independent specialists. When the valuation is finalized, the Group recognizes the difference between the preliminary amounts and the final amounts related to the acquisition on its statement of financial position and statement of profit or loss, as appropriate.

Subsequently to the initial recognition of property and equipment and intangible assets identified, the Group records the depreciation and amortization over the useful lives defined at the initial recognition based on the preliminary assessments until the final assessments are available.

Contingent liabilities recognized as of acquisition date are measured at fair value. Subsequently, until the liability is settled, cancelled or expires, they are recognized at the higher of the amount initially recognized or the amount that would be recognized under IAS 37.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Any contingent consideration to be transferred by the acquirer is recognized as a liability at fair value on acquisition date. Subsequent changes in the fair value of this liability is recognized in profit or loss. In order to evaluate the contingent consideration, the Group considers different probabilities of scenarios and discounted future contractual cash flows at the interest rates available in the market for similar financial instruments.

Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the fair value of net assets acquired. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all assets acquired and all liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill and indefinite useful life intangible assets recognized under business combination are tested for impairment at least annually or whenever there is an indication that it may be impaired (Note 11.4).

23.2. Significant judgments, estimates and assumptions

The process of accounting a business combination includes the use of (i) valuation techniques to determine the amounts of intangible assets identified, (ii) estimates to determine its useful life, and (iii) valuation techniques to estimate the contingent consideration included in the total consideration paid to acquire the companies.

23.3. Trinks acquisition

On May 2, 2024, the Group obtained the control of Trinks with a 100% equity interest buying shares from selling shareholders. Trinks was previously an associate and accounted for under the equity method. The Group previously held an equity interest of 19.9% in Trinks which was acquired on November 25, 2019. Trinks is an unlisted enterprise based in the State of Rio de Janeiro, Brazil, that develops an integrated solution of management, focused mainly on the beauty service segment.

23.3.1. Financial position of the businesses acquired

The allocation of assets acquired and liabilities assumed in the business combinations mentioned above are presented below.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

23.3.1.1. Trinks

Fair value	Trinks (as of May 2, 2024) (a)
Cash and cash equivalents	991
Short-term-investments	1,788
Trade accounts receivable	1,379
Recoverable taxes	158
Property and equipment	438
Intangible assets - Customer relationship	5,324
Intangible assets - Software	10,502
Other assets	243
Total assets	20,823

Trade accounts payable	187
Labor and social security liabilities	1,840
Taxes payable	252
Deferred tax liabilities	5,381
Total liabilities	7,660

Net assets and liabilities	13,163
Consideration paid (Note 23.3.3)	58,950
Goodwill	45,787

(a)	Identification and measurement of assets acquired, liabilities assumed, consideration transferred, and goodwill are final. In the assessment, the Group identified customer relationship, and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 23.3.2.

23.3.2.  Intangible assets recognized from business combinations

The assumptions used in the measurement of fair value of intangible assets identified in the business combination are as below.

23.3.2.1. Customer relationship

Trinks
Amount	5,324
Method of evaluation	MEEM (a)
Estimated useful life (b)	4 years, 5 months
Discount rate (c)	17.1%
Source of information	Acquirer’s management internal projections

(a)	Multi-Period Excess Earnings Method (“MEEM”).

(b)	Useful lives were estimated based on internal benchmarks.

(c)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

23.3.2.2. Software

Trinks
Amount	10,502
Method of evaluation	Relief from royalties
Estimated useful life (a)	5 years
Discount rate (b)	17.1%
Source of information	Acquirer’s management internal projections

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

23.3.3. Consideration paid

The consideration paid on business combination comprises the following values, if any: (i) consideration transferred, (ii) non-controlling interest in the acquiree and (iii) fair value of the acquirer’s previously held equity interest in the acquiree. The consideration paid in the final assessments is presented as follows.

23.3.3.1. Trinks

Trinks
Cash consideration paid to the selling shareholders	10,045
Cash consideration to be paid to the selling shareholders	29,890
Previously held equity interest in the acquire, at fair value (a)	11,728
Contingent consideration (b)	7,287
Total	58,950

(a)	Refers to the interest in Trinks' shares previously held by the Group. As a result of the step acquisition, the Group recognized a gain of R$ 7,406 for the remeasurement of the previously held 19.9% interest in Trinks to fair value, of R$ 11,728, compared to its carrying amount, of R$ 4,322.

(b)	Refers to contingent consideration that may be paid in 2025 and 2027. The amount is based on predetermined formulas which consider mainly internal metrics and the expected net revenue of Trinks at the end of 2024 and 2026.

24.	Segment information

24.1. Accounting policy

In line with the strategy and organizational structure of the Group, two reportable segments, “Financial Services” and “Software” and certain non-allocated activities, are presented:

•	Financial services: Comprised of the financial services solutions which includes mainly payments solutions, digital banking, credit, insurance solutions as well as the registry business.

•	Software: The Software segment includes the following solutions: POS/ERP, TEF and QR Code gateways, reconciliation, CRM, OMS, e-commerce platform, engagement tool, ads solution, and marketplace hub.

•	Non allocated activities: Comprised of non-strategic businesses, including results on disposal / discontinuation of non-core businesses.

The Group used and continues to use Adjusted net income (loss) as the measure reported to the Chief Operating Decision Maker (“CODM”), which comprises the Chief Executive Officer (“CEO”) and the Board of Directors, about the performance of each segment.

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

24.2. Segmented statement of profit or loss

	2024
	Financial services	Software	Non allocated
Total revenue and income	11,689,278	1,562,682	5,494

Cost of services	(2,721,356)	(667,755)	(16)
Administrative expenses	(710,917)	(280,598)	(2,561)
Selling expenses	(1,763,161)	(341,160)	(1,154)
Financial expenses, net	(3,640,533)	(35,300)	(74)
Other income (expenses), net	(340,863)	(21,301)	—
Total adjusted expenses	(9,176,830)	(1,346,114)	(3,805)

Loss on investment in associates	—	(80)	479
Adjusted profit before income taxes	2,512,448	216,488	2,168

Income taxes and social contributions	(492,474)	(38,154)	(428)
Adjusted net income for the year	2,019,974	178,334	1,740

	2023
	Financial Services	Software	Non allocated
Total revenue and income	10,495,422	1,492,206	67,375

Cost of services	(2,309,021)	(670,878)	(2,859)
Administrative expenses	(729,204)	(290,494)	(32,676)
Selling expenses	(1,373,202)	(304,448)	(20,626)
Financial expenses, net	(3,902,800)	(50,383)	(930)
Other income (expenses), net	(383,150)	(25,652)	(481)
Total adjusted expenses	(8,697,377)	(1,341,855)	(57,572)

Loss on investment in associates	(4,608)	446	(17)
Adjusted profit before income taxes	1,793,437	150,797	9,786

Income taxes and social contributions	(356,803)	(36,953)	(2,768)
Adjusted net income for the year	1,436,634	113,844	7,018

Notes to Consolidated Financial Statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	2022
	Financial services	Software	Non allocated
Total revenue and income	8,083,548	1,419,841	85,555

Cost of services	(1,987,522)	(670,154)	(12,076)
Administrative expenses	(640,772)	(314,267)	(39,666)
Selling expenses	(1,245,266)	(245,071)	(20,903)
Financial expenses, net	(3,426,148)	(56,176)	(1,067)
Other income (expenses), net	(296,785)	(18,267)	(24,659)
Total adjusted expenses	(7,596,493)	(1,303,935)	(98,371)

Loss on investment in associates	(409)	(1,355)	(1,825)
Adjusted profit (loss) before income taxes	486,646	114,551	(14,641)

Income taxes and social contributions	(124,857)	(49,811)	(1,352)
Adjusted net income (loss) for the year	361,789	64,740	(15,993)

24.3. Reconciliation of segment adjusted net income (loss) for the year with net income (loss) in the consolidated financial statements

	2024	2023	2022
Adjusted net income – Financial services	2,019,974	1,436,634	361,789
Adjusted net income (loss) – Software	178,334	113,844	64,740
Adjusted net income (loss) – Non allocated	1,740	7,018	(15,993)
Segment adjusted net income	2,200,048	1,557,496	410,536

Adjustments from adjusted net income to consolidated net income (loss):
Mark-to-market from the investment in Banco Inter	—	30,574	(853,056)
Amortization of fair value adjustment (a)	(122,798)	(92,399)	(138,601)
Software business goodwill impairment loss (Note 11.4)	(3,558,049)	—	—
Other expenses (b)	(67,887)	78,623	17,810
Tax effect on adjustments	41,636	26,126	36,915
Consolidated net income (loss)	(1,507,050)	1,600,420	(526,396)

(a)	Related to acquisitions. Consists of expenses resulting from the changes in the fair value adjustments as a result of the application of the acquisition method.

(b)	Consists of the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions, reversal of litigation of Linx and divestment of assets.

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